P. E. 1/29/16



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE



16004129

April 7, 2016

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 4-7-16

John P. Kelsh
Sidley Austin LLP
jkelsh@sidley.com

Re: Cabela's Incorporated
Incoming letter dated January 29, 2016

Dear Mr. Kelsh:

This is in response to your letters dated January 29, 2016 and February 25, 2016 concerning the shareholder proposal submitted to Cabela's by The Rector, Church-Wardens and Vestrymen of Trinity Church in the City of New York. We also have received letters from the proponent dated February 17, 2016 and March 4, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Suzanne A. Beddoe
Trinity Wall Street
sbeddoe@trinitywallstreet.org

April 7, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Cabela's Incorporated
Incoming letter dated January 29, 2016

The proposal asks the board to adopt and oversee the implementation of a policy to continue to sell handguns and rifles discharging up to eight shells without reloading and not to sell (other than to police departments and other military and law enforcement agencies of government) firearms capable of discharging more than eight shells without reloading.

There appears to be some basis for your view that Cabela's may exclude the proposal under rule 14a-8(i)(7), as relating to Cabela's ordinary business operations. In this regard, we note that the proposal relates to the products and services offered for sale by the company. Proposals concerning the sale of particular products and services are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if Cabela's omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Cabela's relies.

Sincerely,

Adam F. Turk
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



March 4, 2016

Suzanne Beddoe
GENERAL COUNSEL &
CHIEF COMPLIANCE OFFICER

VIA E-MAIL to shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Shareholder Proposal submitted by Trinity Wall Street – Supplemental Response

Dear Sir or Madam:

On December 18, 2015, Trinity Wall Street (the "Trinity" or "we") submitted a shareholder proposal (the "Proposal") to Cabela's Incorporated ("Cabela's") for inclusion in its proxy materials for Cabela's 2016 Annual Shareholder's Meeting (the "Proxy Materials"). The Proposal is a social policy proposal requesting that Cabela's Board of Directors adopt and oversee the implementation of a policy to continue to sell handguns and rifles discharging up to eight shells without reloading, and not to sell (other than to police departments and other military and law enforcement agencies of government) firearms capable of discharging more than eight shells without reloading.

Cabela's filed with the Commission a request for no-action relief regarding the Proposal on January 29, 2016. We responded by letter dated February 17, 2016 (the "Initial Response"), and Cabela's submitted a supplemental letter on February 25, 2016 (the "Supplemental Letter"). We write briefly to correct two errors in our Initial Response and to address a new argument in Cabela's Supplemental Letter.

The Proposal is clear on its face: it requests that Cabela's stop selling firearms capable of discharging more than eight shells without reloading. Firearms capable of discharging eight or fewer shells, such as almost all revolvers and firearms that hold magazines of seven or fewer shells plus one in the chamber, are permitted. The statement in our Initial Response that the Proposal is clearly aimed at Cabela's sale of weapons with a capacity of "eight or more shells" thus contains a typographical error, and instead should read "more than eight shells." Init. Resp. at 5. We apologize for any confusion created by this language in our Initial Response and clarify that the wording in the Proposal is correct.

Cabela's claims additional uncertainty from our reference to other retailers' decisions to stop selling high-capacity weapons and magazines capable of discharging eight or more rounds. Supp. Ltr. at 4 n.5 (mistakenly citing Initial Response n.23, rather than n.22). These efforts are similar to, though admittedly marginally more restrictive than, the Proposal. Thus, the use of the word "precisely" in footnote 22 was incorrect. According to the cited press report, Wal-Mart has decided to cease selling guns with a magazine capacity of seven plus one round in the chamber whereas our proposal would allow that weapon to continue to be sold because the weapon's capacity would not be more than eight rounds.

120 BROADWAY · NEW YORK, NY 10271 · SBEDDOE@TRINITYWALLSTREET.ORG · T 212.602.0725

With this clarification, Cabela's vagueness arguments become void. Trinity's Proposal would be understood as referring to capacity ("high capacity") and Wal-Mart's action shows that retailers have no trouble describing what they have decided not to sell in capacity terms. Cabela's feigned ignorance as to the meaning of the Proposal is further belied by its own website. For example on Cabela's website the Ruger LC9 is described as having a "7 + 1 capacity" with a magazine capacity of 7. *See* Exhibit A. The Walther P99 is described as having a capacity of 10 + 1 in the compact version and 15 + 1 in the regular version, with magazine capacities of 10 and 15 respectively. *See* Exhibit B. Cabela's would continue selling the Ruger LC9 under the Proposal but would cease selling the Walther P99.[1]

Cabela's further claims that it is entitled to absolute immunity from any shareholder proposal that concerns its sale of products—no matter what the social policy significance—simply because it sells various other products as well. That blanket distinction between large retailers such as Cabela's and Wal-Mart and manufacturers was the cornerstone of the majority opinion in *Trinity Wall St. v. Wal-Mart Stores, Inc.*, 792 F.3d 323, 347-49 (3d Cir. 2015), which Staff Legal Bulletin 14H expressly rejected based on the 1998 Adopting Release. Indeed, even prior to Bulletin 14H the Staff recognized that proposals concerning the sale of a particular product are only "generally excludable," not as Cabela's argues, off limits in all circumstances as a matter of law. Such a breathtaking revision to Rule 14a-8 must be adopted by the Commission, not the Division at Cabela's insistence.

For the reasons set forth in our Initial Response and above, the Company has failed to establish that the Proposal may be excluded pursuant to Rule 14a-8(i)(7) or Rule 14a-8(i)(3).

Sincerely,



Suzanne A. Beddoe, Esq.
General Counsel

Enclosures

cc: Brent LaSure, Secretary, Cabela's Incorporated
John P. Kelsh, Sidley Austin LLP
Rev. Dr. William Lupfer, Rector
Susan MacEachron, Chief Financial Officer

---

[1] To the extent Cabela's is of the view that the Proposal's limitation on its sale of high-capacity weapons is unreasonable, that argument goes to the merits of the Proposal and is not a basis for exclusion on the grounds that the Proposal is materially false and misleading.

EXHIBIT A



NEW! **Ruger® LC9® 9mm Pistols**

Regular Price $419.99 - $469.99

Item: IK-291397

Please see the notes in the yellow box for information on how to purchase this firearm. This firearm is not available through our online store

Shown: LC9s



More Views:

See All Related Items



Description | Related Items | Customer Reviews (71) | Q & A



Text Size A A A

Ruger® LC9® 9mm Pistols

- **Lightweight and compact for comfortable carry**
- **Double-action only**
- **Alloy-steel blued barrel and slide**

Lightweight and compact for comfortable carry, the double-action-only Ruger LC9 9mm Pistol has an alloy-steel blued barrel and slide, a glass-filled nylon frame and adjustable three-dot sights. Crisp trigger pull for quicker, spot-on shooting. Checkered grip frame. Includes finger grip extension floorplate that can be added to the magazine. Striker-fired versions of the award-winning LC9. 7+1 capacity.
Made in USA.
Available:
• **LC9s** – Can be used with all existing LC9 accessories, including lasers, holsters and extended nine-round magazines.
• **LC9s Pro** – No external manual safety, magazine disconnect or inert magazine. Can be used with all existing LC9 accessories, including lasers, holsters and extended nine-round magazines. Safety features include an integrated trigger safety and inspection port that allows for visual confirmation of a loaded or empty chamber.
• **LC9s Package** – Same as the LC9s above with a Blade-Tech Total Eclipse Ambidextrous Holster, one seven-round magazine and gun lock. Cabela's Exclusive.
• **LC9s Kryptek Neptune™** – Can be used with all existing LC9 accessories, including lasers, holsters and extended nine-round magazines. Safety features include a manual thumb safety, internal lock and magazine disconnect. Kryptek Neptune camo stock.
• **LC9s Muddy Girl** – Can be used with all existing LC9 accessories, including lasers, holsters and extended nine-round magazines. Safety features include a manual thumb safety, internal lock and magazine disconnect. Muddy Girl camo stock.

ATTENTION: Firearms can only be acquired in person. We cannot sell some items in certain jurisdictions. Firearms are sold only as equipped. We don't add or take away from their configuration. Check your applicable federal, state and local laws before acquiring a firearm.

3.9 out of 5
71 Reviews

Product Questions and Answers
10 questions | 51 answers
Read all Q&A

Additional Information
- Federal/State Firearms Regulations



See Related Items >>



Ruger® LC9® 9mm Pistols

Check if this item is in stock locally Choose State Choose Store

Model	Caliber	Finish	Grips	Barrel	Overall Length (in.)	Approximate Weight (oz., empty)	Magazine Capacity	SKU #	Price
LC9S	9mm	Muddy Girl	Glass-Filled Nylon	3.5"	6"	17.2	7	04405772	**Regular Price:** $449 99 not available online
LC9S	9mm	Kryptek Neptune	Glass-Filled Nylon	3 5"	6"	17.2	7	04405768	**Regular Price:** $449.99 not available online
LC9s w/Holster Combo**	9mm	Blued	Black Glass-Filled Nylon	3 12"	6"	17.2	7	04234484	**Regular Price:** $469 99 not available online
LC9s Pro	9mm	Blued	Black, Glass-Filled Nylon	3.12"	6"	17.2	7	04124411	**Regular Price:** $419 99 not available online
LC9s	9mm	Blued	Black Glass-Filled Nylon	3 12"	6"	17.2	7	04041044	**Regular Price:** $419 99 not available online
LC9s Purple	9mm	Blued	Purple Glass-Filled Nylon	3.12"	6"	17.2	7	04071736	**Regular Price:** $429.99 not available online

** Cabela's Exclusive

EXHIBIT B



Walther P99 Centerfire Pistols

Regular Price. $599 99

Item: IK-292239

Please see the notes in the yellow box for information on how to purchase this firearm. This firearm is not available through our online store.

Shown: P99C



More Views:

Description Customer Reviews (1) Q & A



Walther P99 Centerfire Pistols

- **Smooth and consistent anti-stress trigger pull**
- **Rear slide serrations for effortlessly racking and loading**
- **Three interchangeable backstraps for a custom fit and secure hold**
- **Corrosion resistent tenifer-coated slide and barrel have a matte finish**
- **Add optics or lights with the Weaver rail system**

Walther's world-class P99 Centerfire Pistols boast engineering and ergonomics that have reliably served the needs of military, law enforcement and target shooters. Smooth, consistent anti-stress trigger pull for a fast reload and enhanced target acquisition. Rear slide serrations for effortlessly racking and loading. Manual decocker is flush with the slide to prevent snags. Three interchangeable backstraps deliver a custom fit and secure hold. Tenifer™-coated slide and barrel have a matte finish and resist corrosion. Add optics or lights with the Weaver® rail system. Low-profile three-dot metal combat sights. Striker-fired. Slide stop. Paddle-style ambidextrous magazine release lever. Serrated trigger guard.

Available:

- **P99 Compact 9mm** – 10+1 capacity.
- **P99 9mm** – 15+1 capacity

ATTENTION: Firearms can only be acquired in person. We cannot sell some items in certain jurisdictions. Firearms are sold only as equipped. We don't add or take away from their configuration. Check your applicable federal, state and local laws before acquiring a firearm.

Text Size A A A

5 out of 5

1 Review

Product Questions and Answers

Be the first to ask a question.

Additional Information

- Federal/State Firearms Regulations



Walther P99 Centerfire Pistols

Check if this item is in stock locally Choose State Choose Store

Model	Caliber	Finish	Grips	Barrel	Overall Length (in.)	Approximate Weight (oz., empty)	Magazine Capacity	SKU #	Price
P99	9mm	Black	Polymer	4"	7.1"	22	15	04067875	**Regular Price:** $599.99 not available online
P99C	9mm	Black	Polymer	3.5"	6.6"	20	10	04067874	**Regular Price:** $599.99 not available online



SIDLEY AUSTIN LLP
ONE SOUTH DEARBORN STREET
CHICAGO, IL 60603
+1 312 853 7000
+1 312 853 7036 FAX

jkelsh@sidley.com
312 853 7097

BEIJING
BOSTON
BRUSSELS
CENTURY CITY
CHICAGO
DALLAS
GENEVA
HONG KONG
HOUSTON
LONDON
LOS ANGELES
NEW YORK
PALO ALTO
SAN FRANCISCO
SHANGHAI
SINGAPORE
SYDNEY
TOKYO
WASHINGTON, D.C.

FOUNDED 1866

February 25, 2016

By email to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: 2016 Annual Meeting of Cabela's Incorporated – Supplemental Request to Exclude Shareholder Proposal of Trinity Wall Street

Ladies and Gentlemen:

The Rector, Church-Wardens and Vestrymen of Trinity Church in the City of New York (the "Proponent") submitted a shareholder proposal and statement in support thereof (the "Proposal") to Cabela's Incorporated, a Delaware corporation ("Cabela's" or the "Company"), for inclusion in Cabela's proxy statement and form of proxy for its 2016 Annual Meeting of Shareholders (the "2016 Annual Meeting" and such materials, collectively, the "2016 Proxy Materials"). The Proposal requests that the Company "adopt and oversee the implementation of a policy to continue to sell handguns and rifles discharging up to eight shells without reloading, weapons connected to the sports of hunting and marksmanship, and not to sell (other than to police departments and other military and law enforcement agencies of government) firearms capable of discharging more than 8 shells without reloading, the weapons of choice for mass killings and illegal gun violence ('high-capacity weapons')."

The Company filed a request for no-action relief regarding the Proposal on January 29, 2016 (the "Original Submission"). On February 17, 2016, the Proponent submitted a response (the "Proponent's Response"). This supplemental letter is being filed in response to the Proponent's Response. A copy of this submission is being e-mailed concurrently to the Proponent. It addresses certain issues raised by the Proponent's Response and should be read in conjunction with the Original Submission. Capitalized terms used but not otherwise defined in this letter have the meanings ascribed to them in the Original Submission.

ARGUMENT

The Proposal Relates to Ordinary Business Matters and Therefore May Be Excluded From the 2016 Proxy Materials Pursuant to Rule 14a-8(i)(7).

Staff Legal Bulletin 14H (Oct. 22, 2015) ("SLB 14H") makes the Staff's ongoing approach to the application of the ordinary business exclusion perfectly clear: "The Division intends to continue to apply Rule 14a-8(i)(7) as articulated by the Commission and consistent with the Division's prior application of the exclusion...." In other words, contrary to the suggestions made in the Proponent's Response, nothing in the majority or concurring opinions from *Trinity Wall St. v. Wal-Mart Stores, Inc.*[1] is expected to change the manner in which the Staff will apply Rule 14a-8(i)(7). Because the Proponent has introduced confusion into how *Trinity Wall St.* and SLB 14H affect the analysis applicable to Rule 14a-8(i)(7), the Company wishes to respond briefly to clarify.

The Proponent's Response seems to take the position that because the Proposal "directly addresses" an issue that the Proponent believes has now "become a significant policy issue," the Proposal necessarily avoids exclusion under Rule 14a-8(i)(7), regardless of any other facts applicable to the Company. This position contradicts precedent where the Staff permitted exclusion of proposals that directly addressed a significant policy issue, such as the danger of tobacco products[2] or animal cruelty[3], because the proposals in question interfered with the company's selection and sale of its products. In accordance with that line of precedent, the Proposal would still be excludable, even assuming the Staff concludes that the sale of so-called "high-capacity" firearms has become a significant policy issue, because it does not sufficiently relate to and focus on the significant policy issue. As articulated in the Original Submission, whether a proposal actually relates to and focuses on a significant policy issue depends not only on the underlying subject matter but also on how that subject matter relates to the company. In fact, SLB 14H reiterates the standard that whether a proposal focuses on a significant policy issue "depends, in part, on the connection between the significant policy issue and the company's business operations," that is, whether a "sufficient nexus exists between the nature of the

---

[1] 792 F.3d 323 (3d Cir. 2015).

[2] See, e.g., *Rite Aid Corporation* (Mar. 24, 2015) (concurring in the exclusion of a proposal requesting additional oversight on the sale of certain products, in particular tobacco products, because the proposal concerned the "products and services offered for sale by the company").

[3] See, e.g., *Home Depot, Inc.* (Jan. 24, 2008) (concurring in the exclusion of a proposal requesting the company to "end the sale of glue traps" as relating to the sale of a particular product).

proposal and the company."[4] *Rite Aid* and *Home Depot* are instructive applications of this analysis because in both cases the proposal directly dealt with a significant policy issue – the danger of tobacco products and animal cruelty, respectively – and yet the Staff concurred in the exclusion of those proposals, citing the focus on specific products. In those cases, the underlying subject matter directly addressed a significant policy issue, but there was not a sufficient connection between that subject matter and the company's larger business to justify the intrusion into what would otherwise be an ordinary business matter.

This important point, which the Proponent ignores, helps to explain the precedent pursuant to which exclusion is warranted when a proposal interferes with the sale of particular products by retailers as opposed to manufacturers. The nexus between a manufacturer and its product is clear, whereas the nexus is typically not clear between a retailer that sells tens of thousands of products and one of those products or product types, even if controversial. Cabela's is very much in the same position as Rite Aid and Home Depot. It is not a firearms manufacturer, nor is it principally a firearms retailer. It sells tens of thousands of products related to a broad range of outdoor activities. Contrary to the argument in the Proponent's Response, the Original Submission does not rely on a formalistic application of the retailer/manufacturer distinction in order to avoid the significant policy exception. Instead, it argues that because the Proposal focuses on banning the sale of particular products among the tens of thousands of products sold by the Company, the Proposal falls within the body of precedent indicating that decisions concerning the sale of particular products is a matter of ordinary business operations. The Original Submission argues further that, even were the sale of "high-capacity" firearms a significant policy issue, there is not a sufficient connection or nexus between the subject matter of the Proposal and the operations of the Company's entire business. Therefore, whether or not the Staff agrees with the conclusion that the sale of so-called "high-capacity" firearms has become a significant policy issue, the Proposal remains excludable under Rule 14a-8(i)(7). The numerous Staff precedent cited in the Original Submission support that conclusion. Given SLB 14H's insistence that the Staff intends to continue to apply Rule 14a-8(i)(7) as it has in the past, the Company continues to believe that the Proposal may be excluded as a matter of ordinary business.

The Company May Exclude the Proposal Pursuant to Rule 14a-8(i)(3)Because It Is Impermissibly Vague and Indefinite Such That It Is Inherently Misleading.

The Proponent's Response fails to address in any meaningful way the argument made by the Company in the Original Submission that the Proposal may be excluded because it is so vague and indefinite as to be inherently misleading. On its face, the policy requested by the Proposal would apply to every firearm that is "capable of discharging more than eight shells." As noted in the Original Submission, a large majority of firearms are "capable" of discharging more

[4] SLB 14H, n.32 (citing *Staff Legal Bulletin* 14E (Oct. 27, 2009) ("SLB 14E")).

than eight rounds of ammunition. The Proponent's principal response to this argument is to suggest that the Proposal should be read, contrary to its language, to apply to firearms with a "design capacity" of eight or more shells. The Company rejects this attempt to recast the terms of the Proposal. Even if one were to accept this new language, however, it still does not resolve the the Proposal's fundamental indeterminacies.[5] Many firearms are manufactured to be used with two or more different sized magazines. What is the "design capacity" of such a firearm? Could the Company sell those firearms that are manufactured to be used with two or more different sized magazines only so long as all such magazines sold hold eight or fewer rounds? What if the magazines actually sold with the firearm all held eight or fewer rounds but it had a "design capacity" of greater than eight rounds? Alternatively, if the Company only sold firearms with a "design capacity" of eight or fewer rounds, is it still permitted to separately sell *magazines* containing more than eight rounds or magazine extenders that could be used with those firearms?

Even putting these obvious ambiguities to the side, others remain. Most glaringly, as noted in the Original Submission, the Proposal refers to "weapons connected to the sports of hunting and markmanship" as seemingly being ones that would be permissible to sell under the requested policy. Yet many firearms that are "connected to the sports of hunting and markmanship" are capable of (or have a "design capacity" for) holding more than eight rounds. Would such firearms be covered by the requested policy or not? The Proposal, however read, is simply unclear on this critical point. Given this, the Proponent also has not addressed the fact that a strict application of the Proposal's language, whether relying on "capability" or "design capacity," would likely result in an outcome that would differ significantly "from the actions envisioned by the shareholders voting on the proposal." If the Proposal's concerns are truly about firearms used in connection with mass shootings and terrorist attacks while preserving firearms used in hunting and marksmanship, it would be unreasonable to expect shareholders to anticipate that implementation of the Proposal would result in banning the sale of numerous models of shotguns and rifles routinely used in hunting, handguns and rifles routinely used in marksmanship, and even certain models of firearms over a hundred years old that are largely purchased as collector items.

Consquently, the Proposal is inherently vague and indefinite such that neither the shareholders voting on the Proposal nor the Company in implementing the Proposal would be able to determine exactly what actions or measures would be required were the Proposal to pass. It is also fundamentally and materially misleading because it suggests to shareholders that only a limited category of firearms used by some for mass shootings would be affected, when in fact the

---

[5] In fact, the Proponent's Response introduces additional uncertainties. The Proposal asks for a policy regulating sales of firearms "capable of discharging *more than 8 shells*." (Emphasis added.) In footnote 23 of the Proponent's Response, however, the Proponent suggests that a policy regulating sales of firearms "capable of discharging *eight or more rounds* [is] precisely what the Proposal requests here." (Emphasis added.) See also page 5 of the Proponent's Response (arguing that the Proposal is "clearly aimed at" firearms with a design capacity of "*eight or more* shells." (Emphasis added.)).

Proposal, when read strictly, would eliminate the vast majority of the firearms sold by the Company, all of which are routinely used in the sports of hunting and marksmanship. Accordingly, the Proposal is excludable under Rule 14a-8(i)(3).

CONCLUSION

The Company continues to believe that the Proposal may be excluded from its 2016 Proxy Materials pursuant to Rule 14a-8(i)(7) and Rule 14a-8(i)(3).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to me at jkelsh@sidley.com. If I can be of any further assistance in this matter, please do not hesitate to contact me at (312) 853-7097.

Sincerely,



John P. Kelsh

cc: Brent LaSure, Secretary, Cabela's Incorporated
Rev. Dr. William Lupfer, Rector, Trinity Wall Street
Susan MacEachron, Chief Financial Officer, Trinity Wall Street
Suzanne A. Beddoe, Esq., General Counsel, Trinity Wall Street



February 17, 2016

VIA E-MAIL to shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Shareholder Proposal submitted by Trinity Wall Street

Dear Sir or Madam:

Trinity Wall Street (the "Proponent" or "we") is a beneficial owner of common stock of Cabela's Incorporated ("Cabela's" or the "Company").[1] On December 18, 2015, we submitted a shareholder proposal (the "Proposal," attached hereto as Exhibit A) to the Company for inclusion in its proxy materials for the Company's 2016 Annual Shareholder's Meeting (the "Proxy Materials"). We are responding to the letter dated January 29, 2016, sent by the Company (the "Request," attached hereto as Exhibit B) to the Securities and Exchange Commission (the "Commission"). Cabela's Request contends that the Proposal may be excluded from the Proxy Materials under Rule 14a-8(i)(7) and Rule 14a-8(i)(3).

We have reviewed the Request, and based on the foregoing, as well as the relevant Commission rules and precedents, we firmly believe and submit that the Proposal is not excludable under Section 14(a), Rule 14a-8 of the Securities Exchange Act of 1934 and must be included in the Proxy Materials. We respectfully request that the staff of the Commission (the "Staff") deny the Company's request for no-action relief.

I. Introduction

As a public company that prides itself on being the "World's Foremost Outfitter of hunting, fishing and outdoor gear," Cabela's seeks "to maximize stockholder value while adhering to the laws of the jurisdictions wherein it operates and at all times observing high ethical standards."[2] The Company recognizes an ethical obligation to "make business decisions not based only on financial risk or reward, but also on the impact to people, communities, and the environment."[3]

---

[1] The Proponent's full legal name is "The Rector, Church-Wardens and Vestrymen of Trinity Church in the City of New York."

[2] *See Our History – How We Became The World's Legendary Outfitter*, CABELA'S, http://www.cabelas.com/content.jsp?pageName=CompanyHistory; *Investor Relations: Corporate Governance*, CABELA'S, http://phx.corporate-ir.net/phoenix.zhtml?c=177739&p=irol-govhighlights.

[3] *Business Code of Conduct & Ethics*, CABELA'S, June 4, 2015, at 6, http://phx.corporate-ir.net/phoenix.zhtml?c=177739&p=irol-govhighlights.

The Proposal is a social policy proposal requesting that Cabela's Board of Directors (the "Board") adopt and oversee the implementation of a policy to continue to sell handguns and rifles discharging up to eight shells without reloading, and not to sell (other than to police departments and other military and law enforcement agencies of government) firearms capable of discharging more than eight shells without reloading ("high-capacity weapons"). This social policy proposal focused on gun violence and high-capacity weapons is thus unlike the governance proposal affecting an entire class of merchandizing decisions previously submitted by the Proponent to Wal-Mart, Request at 5, which requested a revision to a board committee charter to provide for oversight over Wal-Mart's decisions to sell products especially dangerous to the community it serves, its reputation or its brand identity. In seeking to exclude the Proposal, the Company ignores (but does not dispute) that reducing gun violence by addressing the recurring use and availability of high-capacity weapons for mass murder has become a significant and transcendent social policy issue, as well as recent Staff guidance that the relationship between a significant social policy proposal and a company's ordinary business operations is irrelevant to whether the proposal is excludable under Rule 14a-8(i)(7). In fact, the Proposal is exactly of the sort the Staff considered not to be excludable when it explained in its October 22, 2015 legal bulletin (the "2015 Legal Bulletin") that "a proposal may transcend a company's ordinary business operations even if the significant policy issue relates to the 'nitty-gritty of its core business.'"[4]

II. The Proposal Addresses a "Significant Policy Issue" that Transcends the Company's "Ordinary Business," and Thus Is Not Excludable

Rule 14a-8(i)(7) allows a proposal to be excluded if it "deals with a matter relating to the company's ordinary business operations."[5] But as Cabela's concedes in its Request, "proposals relating to [ordinary business] matters but focusing on sufficiently significant social policy issues . . . generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote."[6] It is undisputed that the sale and use of high-capacity weapons has become a significant social policy issue in the modern age of terrorism and mass shootings. High-capacity weapons pose an especial danger by virtue of their uniquely destructive ability to kill many people quickly and without reloading. This makes them a preferred weapon of choice in many recent mass killings, including, to name just a few, those in San Bernardino (14 murdered at holiday party), Charleston (9 murdered at bible study), Newtown (20 children and 6 staff members murdered at elementary school), Oak Creek (6 murdered at temple), Aurora (12 murdered at movie theater), Fort Hood (13 murdered at military base), Virginia Tech (32 murdered at university), and Columbine (13 killed at high school).[7]

---

[4] Staff Legal Bulletin No. 14H (CF) (Oct. 22, 2015), https://www.sec.gov/interps/legal/cfslb14h.htm.

[5] 17 C.F.R. § 240-14a-8(i)(7).

[6] Exhibit B at 6.

[7] *See* Mark Follman & Gavin Arosen, *"A Killing Machine": Half of All Mass Shooters Used High –Capacity Magazines*, MOTHER JONES, Jan. 30, 2013, http://www.motherjones.com/politics/2013/01/high-capacity-magazines-mass-shootings.

The danger posed by the availability of high-capacity firearms has become the subject of widespread public concern and intense scrutiny. As reported by the Washington Post, by the time the San Bernardino shootings occurred on December 3, 2015, there had been an average of one mass shooting per day in 2015.[8] Spurred in large part by mass shootings, almost every major U.S. newspaper has published an editorial recognizing gun violence as an important social policy issue and pleading for productive steps towards lessening gun violence in America.[9] And recognizing the substantial role of retailers in stemming or contributing to this epidemic, President Obama commended other retailers' efforts to address gun violence by no longer selling semi-automatic weapons or high-capacity magazines, and correctly observed that retailers "should care as much as anybody about a product that now kills almost as many Americans as car accidents."[10] There can be no dispute that the prevalence and use of high-capacity weapons has engendered the same type of "widespread public debate" that led the Commission to recognize that shareholders should not be barred from weighing in on significant policy issues.[11]

Cabela's does not contest any of the above. Instead, it argues that even if its sale of high-capacity weapons presents a significant policy issue, it nonetheless should be permitted to exclude the Proposal because it concerns the products Cabela's sells. This is the precise holding of the Third Circuit majority in *Trinity Wall St. v. Wal-Mart Stores, Inc.*, 792 F.3d 323 (3d Cir. 2015), which considered whether a separate and substantively distinct governance proposal submitted by the Proponent for inclusion in Wal-Mart's proxy materials could be excluded under

---

[8] Christopher Ingraham, *"The San Bernardino shooting is the second mass shooting today and the 355th this year"*, WASH. POST, Dec. 2, 2015, https://www.washingtonpost.com/news/wonk/wp/2015/12/02/the-san-bernardino-mass-shooting-is-the-second-today-and-the-355th-this-year.

[9] *See, e.g.*, The Editorial Board, *End the Gun Epidemic in America*, N.Y. TIMES, Dec. 4, 2015, http://www.nytimes.com/2015/12/05/opinion/end-the-gun-epidemic-in-america.html?_r=0; The Times Editorial Board, *Demand an end to gun violence, now*, L.A. TIMES, Oct. 2, 2015, http://www.latimes.com/opinion/editorials/la-ed-oregon-guns-20151003-story.html; Editorial Board, *America has to do more to prevent gun violence*, WASH. POST, Sept. 2, 2015, https://www.washingtonpost.com/opinions/we-have-to-do-more-to-prevent-gun-violence/2015/09/02/8b632c40-5185-11e5-9812-92d5948a40f8_story.html?tid=a_inl; Editorial Board, *Obama gun control proposal a sensible step*, CHI. TRIB., Jan. 4, 2016, http://www.chicagotribune.com/news/opinion/editorials/ct-obama-executive-action-gun-control-edit-20160104-story.html; Editorial, *San Bernardino shootings: The madness never stops*, S.F. CHRON., Dec. 2, 2015, http://www.sfchronicle.com/opinion/editorials/article/San-Bernardino-shootings-The-madness-never-stops-6671395.php; The Editorial Board, *Mass shootings: It doesn't have to be this way*, BOS. GLOBE, Dec. 4, 2015, https://www.bostonglobe.com/opinion/editorials/2015/12/04/mass-shootings-doesn-have-this-way/fGlnwYz4nXerRmQMBxnalK/story.html; Albuquerque Journal Editorial Board, *Modest restrictions could curb gun violence in NM*, ALBUQUERQUE J., Jan. 24, 2016, http://www.abqjournal.com/711179/opinion/modest-restrictions-could-curb-gun-violence-in-nm.html; Editorial, *Another mass shooting, and still struggling for the 'why'*, DALL. NEWS, Dec. 3, 2015, http://www.dallasnews.com/opinion/editorials/20151203-editorial-another-mass-shooting-and-still-struggling-for-the-why.ece; Editorial, *Obama leads on gun reform after lawmakers refuse*, DES MOINES REG., Jan. 5, 2016, http://www.desmoinesregister.com/story/opinion/editorials/2016/01/05/editorial-obama-leads-gun-reform-after-lawmakers-refuse/78305204.

[10] *See* Remarks by the President on Common-Sense Gun Safety Reform (Jan. 5, 2016), https://www.whitehouse.gov/the-press-office/2016/01/05/remarks-president-common-sense-gun-safety-reform.

[11] SEC Release No. 34-40018 (May 21, 1998), https://www.sec.gov/rules/final/34-40018.htm (recognizing social policy exception based on widespread debate concerning employment discrimination).

Rule 14a-8(i)(7).[12] The majority ruled that the proposal was excludable because although it raised a sufficiently significant policy issue (reputational risk arising from the sale of especially dangerous products), that policy issue concerned Wal-Mart's sale of products, and thus, according to the majority, did not transcend Wal-Mart's ordinary business operations.[13] The majority based this determination in part on the distinction between retailers and manufacturers repeated by Cabela's here, "extrapolate[ing] an interpretive rationale" from certain no-action letters, while at the same time recognizing that it "risked setting a legal precedent based on a rationale that the SEC never in fact advocated."[14] The majority added that "[f]ortunately, our word is not the last. If our interpretation is flawed, the Commission can issue new (binding) interpretive guidance to correct us."[15]

The Staff provided the requested guidance in the 2015 Legal Bulletin, rejecting the above reasoning as not in conformance with the Commission's 1998 Policy Release[16] and endorsing the understanding of that Commission guidance advanced in the concurring opinion of Judge Shwartz: "[A]s the concurring judge explained, the Commission has stated that proposals focusing on a significant policy issue are not excludable under the ordinary business exception '*because* the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.' Thus, a proposal may transcend a company's ordinary business operations even if the significant policy issue relates to the 'nitty-gritty of its core business.'"[17] Accordingly, where, as here, a proposal focuses on a significant social policy issue, it may not be excluded regardless of whether it concerns a retailer's sale of a particular product.

Judge Shwartz concluded that the Wal-Mart proposal was excludable because it was "not directed solely to Wal-Mart's sale of guns and as a result "lack[ed] the focus needed to trigger the 'significant social policy' exception."[18] 792 F.3d at 354. That reasoning does not apply here, as the Proposal directly addresses Cabela's sale of high-capacity weapons by requesting that the Board halt their sale. We respectfully submit that under the rationale of Judge Shwartz's opinion

---

[12] The Staff did grant Wal-Mart's no-action request with respect to another proposal made by us and affirmed in the 2015 Legal Bulletin that such proposal concerned Wal-Mart's "ordinary business operations." We respectfully disagree with the Staff's reasoning, since our prior proposal was a ***governance*** proposal that requested Board oversight of Wal-Mart's policies concerning the sale of products that pose a substantial danger to Wal-Mart and the communities it serves. In any event, as noted, here we make a different request—the Proposal focuses on the compelling social policy issue of high-capacity weapons and asks the Company to adopt a policy with respect to these specific extremely dangerous high-capacity weapons.

[13] *Trinity Wall St. v. Wal-Mart Stores, Inc.*, 792 F.3d 323, 351 (3d Cir. 2015).

[14] *Id.* at 350 n.14; SEC Release No. 34-12599 (July 7, 1976) ("Because the staff's advice on contested proposals is informal and nonjudicial in nature, it does not have precedential value with respect to identical or similar proposals submitted to other issues in the future.").

[15] 792 F.3d at 350 n.14 (citations omitted).

[16] SEC Release No. 34-40018 (May 21, 1998), https://www.sec.gov/rules/final/34-40018.htm.

[17] *Id.* at 352-53; Staff Legal Bulletin No. 14H (CF) (Oct. 22, 2015), https://www.sec.gov/interps/legal/cfslb14h.htm.

[18] 792 F.3d at 354.

she would hold that the Proposal may not be excluded. We also submit that the majority would find the reasoning of the 2015 Legal Bulletin as to why its analysis was a flawed interpretation of the Commission's 1998 Policy Release a good and persuasive reason to reconsider and support the Staff's analysis. In all events, in ruling on this no-action request the 2015 Legal Bulletin is controlling for the Division.

Nor does the retailer-manufacturer distinction that Cabela's relies upon make any sense. Decisions relating to product selection can raise transcendent social policy issues every bit as much as manufacturing decisions. It is also contrary to previous Staff decisions on this issue. For example, in *Wal-Mart Stores, Inc.* (March 31, 2010), the Staff refused to exclude a shareholder proposal that requested that the Company only sell poultry slaughtered in a humane manner on the basis that the proposal addressed a "significant policy issue."[19] The Commission has "never in fact advocated" the wholesale exclusion of retailers from social policy proposals relating to product selection,[20] and to do so would flatly contradict not only the 2015 Legal Bulletin, but the principles of shareholder rights upon which Section 14(a) and Rule 14a-8 are based.

Notably, the Proposal is not at odds with Cabela's role as a sporting goods outfitter. High-capacity firearms are not needed for robust participation in hunting and target shooting.[21] The Proposal urges the Company to address this urgent issue of gun violence by adopting a policy to manage whether and how it sells firearms and not to sell high-capacity firearms. As a public company, Cabela's has a duty to strike a balance between making a profit and the reputational risk to the Company if it sells weapons that can be used in mass killings.

III. The Proposal is Not Excludable as Vague and Indefinite Under Rule 14a-8(i)(3)

The Company claims that the Proposal is excludable under Rule 14a-8(i)(3) because the term "high-capacity" firearms is vague and indefinite. However, as the Proposal makes clear, "high-capacity" weapons are defined as those that are "capable of discharging more than 8 shells without reloading." The Proposal is clearly aimed at Cabela's sale of weapons with a design capacity of eight or more shells.

The Company attempts to create ambiguity where there is none by arguing that with the use of magazine extenders and through before- and after-market modifications, the "large majority" of firearms sold by it *could* be considered capable of discharging more than eight

---

[19] *See also, e.g., Denny's Corp.* (Mar. 17, 2009) (denying no-action relief for proposal concerning "commit[ment] to sell[] at least 10 percent cage-free eggs"); *Wyeth* (Feb. 8, 2005) (same for proposal requesting board to discontinue promoting products pending review of policy for "the protection of all mares used in the production of Wyeth's products").

[20] 792 F.3d at 350 n.14.

[21] *See* John D. Nichols, *Hunting and high-capacity magazines*, MSNBC, Oct. 12, 2013, http://www.msnbc.com/the-last-word/hunting-and-high-capacity-magazines.

shells.[22] That argument is easily dispensed with, as capacity is a clear metric the Company itself uses on a day-to-day basis. For example, Cabela's online store lists hundreds of firearms for sale, with the magazine capacity clearly listed for many of them.[23] Nevertheless, if it would assuage the concerns of the Commission or the Company, we are amenable to revising the Proposal to specify that the "8-shell" standard applies to the design capacity of the gun, as opposed to whatever non-manufacturer modifications may be made to it.

Conclusion

For the reasons set forth above, the Company has failed to establish that the Proposal may be excluded pursuant to Rule 14a-8(i)(7) or Rule 14a-8(i)(3).

Sincerely,



Suzanne A. Beddoe, Esq.
General Counsel

Enclosures

cc: Brent LaSure, Secretary, Cabela's Incorporated
John P. Kelsh, Sidley Austin LLP
Rev. Dr. William Lupfer, Rector
Susan MacEachron, Chief Financial Officer

---

[22] The Proposal's "8-shell" standard is consistent with the standard other retailers have adopted. For example, Wal-Mart announced in August 2015 that it would remove from its shelves assault rifles and other guns with a magazine capacity of seven or more rounds. Clare O'Connor, "Walmart to Stop Selling Assault Rifles, Other Firearms Used In Mass Killings," FORBES (Aug. 26, 2015), http://www.forbes.com/sites/clareoconnor/2015/08/26/walmart-to-stop-selling-assault-rifles-other-firearms-used-in-mass-killings/#7b76f6e92686. Counting the one shell in the chamber means that Wal-Mart stopped selling firearms capable of discharging eight or more rounds, precisely what the Proposal requests here.

[23] *See, e.g.*, POF-USA Gen 4 Revolt Bolt-Action Tactical Rifles Product Page, CABELA'S, http://www.cabelas.com/product/shooting/firearms/centerfire-rifles/bolt-action-centerfire-rifles%7C/pc/104792580/c/553829580/sc/105522480/i/105523380/pof-usa-gen-4-revolt-8482-bolt-action-tactical-rifles/2031061.uts?destination=%2Fcatalog%2Fbrowse%2Fbolt-action-centerfire-rifles%2F_%2FN-1114860%2FNs-CATEGORY_SEQ_105523380; DPMS Oracle Semiautomatic Tactical Rifles Product Page, CABELA'S, http://www.cabelas.com/product/shooting/firearms/centerfire-rifles/semiautomatic-centerfire-rifles%7C/pc/104792580/c/553829580/sc/105522480/i/105524280/dpms-174-oracle-8482-semiautomatic-tactical-rifles/1143595.uts?destination=%2Fcatalog%2Fbrowse%2Fsemiautomatic-centerfire-rifles%2F_%2FN-1114861%2FNs-CATEGORY_SEQ_105524280.

Exhibit A

PROPOSED POLICY FOR FIREARM SALES

RESOLVED:

Consistent with the Company's commitment in its Business Code of Conduct & Ethics to "make business decisions not based only on financial risk and reward, but also on the impact to people, communities and the environment," and with Cabela's being a store for outdoor enthusiasts and their families, shareholders ask the Board of Directors to adopt and oversee the implementation of a policy to continue to sell handguns and rifles discharging up to eight shells without reloading, weapons connected to the sports of hunting and marksmanship, and not to sell (other than to police departments and other military and law enforcement agencies of government) firearms capable of discharging more than 8 shells without reloading, the weapons of choice for mass killings and illegal gun violence ("high-capacity weapons").

SUPPORTING STATEMENT:

High-capacity weapons are especially dangerous. They are used in mass killings and are "crime guns" because they can kill many people quickly and without reloading. They reduce opportunities for people to flee or overwhelm a shooter.

High-capacity weapons have enabled many mass killings, including those at Newtown, Oak Creek, Aurora, Tucson, Fort Hood, Virginia Tech and Columbine. Recently nine people attending bible study at Mother Emanuel AME Church in Charleston, South Carolina, three people at a Planned Parenthood office in Colorado Springs, Colorado and 14 people at a holiday party for government health workers in San Bernardino, California were murdered with high-capacity weapons. The first of these murders was committed by a white supremacist, the second by an opponent of Planned Parenthood and the third by two jihad terrorists.

Furthermore, hunters and marksmen do not need these especially dangerous weapons to participate robustly in those sports.

Cabela's shareholders, the owners of the Company, should easily conclude that Cabela's sale of high-capacity handguns and rifles worsens public safety and poses a clear danger to Cabela's reputation as a family destination store.

The risk that Cabela's will sell a high-capacity weapon to a terrorist is especially grave. A background check will not reveal whether the purchaser is a terrorist suspect on the "no-fly" list. Thus there is no way Cabela's can protect itself from the risk of selling high-capacity weapons to terrorists.

Also, current law does not provide Cabela's a way to protect itself from the risk that the high-capacity weapons it sells will fall into the hands of criminals or other unsuitable persons through the secondary market or by theft or because the purchaser (or a family member with access to the weapon) suffers from a dangerous mental illness that has not resulted in a judicial order of commitment. Most weapons used to commit crimes are obtained legally and locally.

For these reasons, shareholders are urged to vote FOR the proposal.

Exhibit B



SIDLEY AUSTIN LLP
ONE SOUTH DEARBORN STREET
CHICAGO, IL 60603
+1 312 853 7000
+1 312 853 7036 FAX

jkelsh@sidley.com
312 853 7097

January 29, 2016

By email to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: 2016 Annual Meeting of Cabela's Incorporated – Request to Exclude Shareholder Proposal of Trinity Wall Street

Ladies and Gentlemen:

Cabela's Incorporated, a Delaware corporation ("Cabela's" or the "Company"), intends to exclude from its proxy statement and form of proxy for its 2016 Annual Meeting of Shareholders (the "2016 Annual Meeting" and such materials, collectively, the "2016 Proxy Materials") a shareholder proposal and statement in support thereof (the "Proposal") submitted by The Rector, Church-Wardens and Vestrymen of Trinity Church in the City of New York (the "Proponent").

For the reasons stated below, the Company believes that it may, consistent with Rule 14a-8 under the Exchange Act ("Rule 14a-8"), exclude the Proposal from the 2016 Proxy Materials. On behalf of the Company, we hereby request confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend any enforcement action if, in reliance on Rule 14a-8, the Company omits the Proposal from the 2016 Proxy Materials.

Pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than 80 days before Cabela's intends to file its definitive proxy materials for the 2016 Annual Meeting. In accordance with Staff Legal Bulletin 14D, this letter and its exhibits are being submitted via email to shareholderproposals@sec.gov. We have sent copies of this correspondence to the Proponent on behalf of the Company.

THE PROPOSAL

The Proposal sets forth the following resolution and supporting statement to be voted on by shareholders at the 2016 Annual Meeting:

PROPOSED POLICY FOR FIREARM SALES

RESOLVED:

Consistent with the Company's commitment in its Business Code of Conduct & Ethics to "make business decisions not based only on financial risk and reward, but also on the impact to people, communities and the environment," and with Cabela's being a store for outdoor enthusiasts and their families, shareholders ask the Board of Directors to adopt and oversee the implementation of a policy to continue to sell handguns and rifles discharging up to eight shells without reloading, weapons connected to the sports of hunting and marksmanship, and not to sell (other than to police departments and other military and law enforcement agencies of government) firearms capable of discharging more than 8 shells without reloading, the weapons of choice for mass killings and illegal gun violence ("high-capacity weapons").

SUPPORTING STATEMENT:

High-capacity weapons are especially dangerous. They are used in mass killings and are "crime guns" because they can kill many people quickly and without reloading. They reduce opportunities for people to flee or overwhelm a shooter.

High-capacity weapons have enabled many mass killings, including those at Newtown, Oak Creek, Aurora, Tucson, Fort Hood, Virginia Tech and Columbine. Recently nine people attending bible study at Mother Emanuel AME Church in Charleston, South Carolina, three people at a Planned Parenthood office in Colorado Springs, Colorado and 14 people at a holiday party for government health workers in San Bernardino, California were murdered with high-capacity weapons. The first of these murders was committed by a white supremacist, the second by an opponent of Planned Parenthood and the third by two jihad terrorists.

Furthermore, hunters and marksmen do not need these especially dangerous weapons to participate robustly in those sports.

Cabela's shareholders, the owners of the Company, should easily conclude that Cabela's sale of high-capacity handguns and rifles worsens public safety and poses a clear danger to Cabela's reputation as a family destination store.

The risk that Cabela's will sell a high-capacity weapon to a terrorist is especially grave. A background check will not reveal whether the purchaser is a terrorist suspect on the "no-fly" list. Thus there is no way Cabela's can protect itself from the risk of selling high-capacity weapons to terrorists.

> Also, current law does not provide Cabela's a way to protect itself from the risk that the high-capacity weapons it sells will fall into the hands of criminals or other unsuitable persons through the secondary market or by theft or because the purchaser (or a family member with access to the weapon) suffers from a dangerous mental illness that has not resulted in a judicial order of commitment. Most weapons used to commit crimes are obtained legally and locally.

Copies of the Proposal and related correspondence with the Proponent are attached to this letter as Exhibit A.

ARGUMENT

The Proposal Relates to Ordinary Business Matters and Therefore May Be Excluded From the 2016 Proxy Materials Pursuant to Rule 14a-8(i)(7).

Rule 14a-8(i)(7) permits a company to omit a shareholder proposal from its proxy materials if the proposal deals with a matter relating to the company's "ordinary business operations." The purpose of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting."[1] Two considerations underlie this exclusion. The first relates to the subject matter of the proposal: "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight."[2] The second consideration relates to the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."[3]

Decisions Regarding the Content and Sale of Particular Products Are Management Functions.

The Company is one of the nation's leading specialty retailers and direct marketers of hunting, fishing, camping, and related outdoor merchandise. The selection of the thousands of different products sold in the Company's retail stores and direct marketing programs is an integral part of the Company's business. These decisions are fundamental to management's ability to control the operations of the Company. From the title to the resolution to the supporting statement, the Proposal clearly and repeatedly focuses on controlling the Company's selection and sale of particular products, namely "high-capacity" firearms. Decisions regarding product selection involve operational and business issues that require the judgment of the Company's management, which has the necessary skills, knowledge and resources to make informed decisions on such matters. Particularly for a retailer such as Cabela's, decisions as to

---

[1] Release No. 34-40018 (May 21, 1998) (the "1998 Release").

[2] Id.

[3] Id.

which products the Company sells are part and parcel of the Company's ordinary business and are matters that are properly within the purview of management.

The Staff has consistently permitted the exclusion of proposals that concern the content and sale of products and services.[4] This is true even if a proposal is aimed at altering only certain aspects of an existing line of products or services.[5] The Staff has also consistently permitted the exclusion of proposals that sweep broadly across numerous products or products types and has not limited the application of Rule 14a-8(i)(7) to proposals that relate only to an individual product. In *Hewlett-Packard Company* (Jan. 23, 2015), for example, the company argued that a proposal was excludable as relating to its ordinary business because the proposal requested that the company report on "*all* of its 'sales of products and services to the military, police and intelligence agencies of foreign countries.'" The Staff agreed, finding the proposal excludable under Rule 14a-8(i)(7) because it "relates to the products and services offered for sale by the company."[6] In short, when a proposal interferes with a company's selection and

---

[4] See, e.g., *Rite Aid Corporation* (Mar. 24, 2015) (concurring in the exclusion of a proposal requesting additional oversight on the sale of certain products, in particular tobacco products, because the proposal concerned the "products and services offered for sale by the company"); *Wal-Mart Stores, Inc.* (Mar. 20, 2014) (concurring in the exclusion of a proposal requesting additional oversight concerning the sale of certain products, including whether the company should sell "guns equipped with magazines holding more than ten rounds of ammunition ('high capacity magazines')" because the proposal concerned the "products and services offered for sale by the company"); *Wells Fargo & Co.* (Jan. 28, 2013, *recon. denied* Mar. 4, 2013) (concurring in the exclusion of a proposal requesting that the company prepare a report discussing the adequacy of the company's policies in addressing the social and financial impacts of the its direct deposit advance lending service, noting in particular that "the proposal relate[d] to the products and services offered for sale by the company"); *General Mills, Inc.* (July 2, 2010) (concurring in the exclusion of a proposal requesting limits on the use of salt and other sodium compounds in the company's food products, noting in particular that the proposal "relate[d] to the selection of ingredients in [the company's] products" and that "[p]roposals concerning the selection of ingredients in a company's products are generally excludable under rule 14a-8(i)(7)"); *Home Depot, Inc.* (Jan. 24, 2008) (concurring in the exclusion of a proposal requesting the company to "end the sale of glue traps" as relating to the sale of a particular product).

[5] See, e.g., *General Mills, Inc.*; *Marriott International, Inc.* (Jan. 12, 2010) (concurring in the exclusion of a proposal that would have required the use of low-flow showerheads in the company's hotels as relating to Marriott's ordinary business operations and noting, "In our view, although the proposal raises concerns with global warming, the proposal seeks to micromanage the company to such a degree that exclusion of the proposal is appropriate."); *International Business Machines Corp.* (Jan. 22, 2009) (concurring in the exclusion of a proposal requesting that the company offer more of its software products in "open source" formats as relating to the design, development and licensing of the company's products); *Marriott International, Inc.* (Feb. 13, 2004) (concurring in the exclusion of a proposal requesting that the company eliminate sexually explicit content from its hotel gift shops and television programming as relating to the sale and display of a particular product and the nature, content and presentation of that product); *BellSouth Corp.* (Jan. 25, 1999) (concurring in the exclusion of proposal seeking to amend the terms and prices in cellular phone service contracts for existing customers as relating to product terms and prices).

[6] See also *Wal-Mart Stores, Inc.* (Mar. 30, 2010) (permitting exclusion of a proposal requiring that all company stores stock certain amounts of locally produced packaged foods as concerning the sale of particular products"); *Wal-Mart Stores, Inc.* (Mar. 26, 2010) (permitting exclusion of a proposal requesting the company to adopt a policy requiring that all products and services offered for sale in the United States Wal-Mart and Sam's Club stores be

sale of its products, whether narrowly or broadly, Staff precedent plainly and overwhelmingly indicates that exclusion is warranted.

Wal-Mart Stores, Inc. (Mar. 20, 2014) ("Wal-Mart (2014)") is particularly instructive. There, the Staff permitted exclusion of a proposal requesting board oversight relating to the formulation of policies that determine whether or not the company should sell a product that "especially endangers public safety and well-being, has the substantial potential to impair the reputation of the company and/or would reasonably be considered by many offensive to the family and community values integral to the company's promotion of its brand," where the proposal identified guns with high-capacity magazines as its principal concern. Notably, the Proponent here was also the proponent of the proposal at issue in *Wal-Mart (2014)*. In this instance, the Proposal goes even farther than the proposal in *Wal-Mart (2014)*, asking not merely for more oversight concerning whether the company should sell particular products, including certain firearms, but calling for an express policy banning the sale by the Company "(other than to police departments and other military and law enforcement agencies of government) [of] firearms capable of discharging more than 8 shells without reloading...."

In evaluating the Company's product offerings and ensuring the Company's ability to attract and retain customers, it is fundamental to the role of management to make decisions regarding the nature of the products provided by the Company and how and when the nature of those products change. The Company has millions of customers worldwide. Management is in the best position to determine what policies are necessary to adequately respond to consumers and to develop the Company's products offered in its retail stores and through its direct marketing program. By contemplating a highly proscriptive policy concerning firearms sold by the Company, dictating not only the exact number of shells that may be discharged by such firearms but also the purpose for which such firearms should be sold and the permissible exceptions to the policy, the Proposal strikes directly at these core management functions.

The Proponent's own analysis of the applicability of Rule 14a-8(i)(7) in *Wal-Mart (2014)* is also worth noting. In *Wal-Mart (2014)*, the Proponent attempted to distinguish the proposal then before the Staff from the long line of precedent indicating that interference with a company's selection of products and services offered for sale is impermissible.[7] The following are excerpts from the Proponent's arguments in *Wal-Mart (2014)*:

- "Contrary to the [company's] allegations, the Proposal does not seek to determine what products should or should not be sold by the Company. The objectives of the Proposal would be satisfied if the Board were to adopt a provision in a committee charter to ensure that there is proper consideration and oversight of policies governing whether to sell

---

manufactured or produced in the United States as relating to the products and services offered for sale by the company).

[7] *Wal-Mart (2014)* is available at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2014/trinitychurch032014-14a8.pdf.

products that pose a high risk of harming public safety and well-being or damaging the Company's reputation or brand. This corporate governance concern – *and not the sale or prohibition of any particular product* – is the focus of the Proposal. In short, far from impinging on management's prerogative to oversee day-to-day decision-making, the Proposal recognizes and supports the allocation of such decisions to management with appropriate Board oversight."[8] (Emphasis added.)

- "[U]nlike the Proposal, the precedents cited [by the company] move for the relevant company to sell or *stop selling* or report on *a particular product or product line*."[9] (Emphasis added.)

- "The lesson… is clear: shareholders may not seek to micro-manage product selection by dictating particular merchandizing decisions or reports on specific merchandizing decisions. The Proposal does not do that. While it offers the sale of high capacity gun magazines as an example of Wal-Mart's inconsistency in making merchandizing decisions about products posing a significant risk of harm to the community, *it does not ask the Company to stop selling or issue a specific report on high capacity magazines or any other product*. Rather it calls for one of the committees of the Board to include, in its mandate, the oversight of the policies developed by management that address broad strategic issues…. The Company itself decides in all instances which products are to be sold whether or not the Proposal is adopted."[10] (Emphasis added.)

We agree with this reading of the precedent. The lesson is clear that shareholders may not seek to micro-manage the ordinary business operations of a company by dictating particular terms or seeking restrictions concerning the selection of products and services offered for sale by a company.

Even if the Proposal Touches Upon a Significant Policy Issue, the Entire Proposal Is Excludable Because It Focuses On Ordinary Business Matters.

The Commission has stated that "proposals relating to such [ordinary business] matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable because the proposals would transcend the day-to-day business matter and raise policy matters so significant that it would be appropriate for a shareholder vote."[11]

---

[8] *Wal-Mart (2014)* at 3.

[9] *Id.* at 4.

[10] *Id.*

[11] 1998 Release. See also Staff Legal Bulletin 14H (Oct. 22, 2015) (emphasizing that the Staff "intends to continue to apply Rule 14a-8(i)(7) as articulated by the Commission and consistent with the Division's prior application of the exclusion").

However, whether a proposal relates to a significant policy issue depends not only on the underlying subject matter but also on how that subject matter relates to the company. For example, the Staff draws a distinction between manufacturers and retailers of products, taking the position that proposals regarding the selection of products for sale by a retailer relate to a company's ordinary business operations and thus are excludable pursuant to Rule 14a-8(i)(7).[12]

This distinction comports with Staff Legal Bulletin No. 14E (Oct. 27, 2009), where the Staff indicated that a shareholder proposal focusing on a significant policy issue "generally will not be excludable under Rule 14a-8(i)(7) as long as a sufficient nexus exists between the nature of the proposal and the company." Consistent with this position, the Staff on numerous occasions has concurred that a proposal relating to a *retailer's* sale of a controversial product may be excluded.[13] Here, in seeking a policy prohibiting the sale of specific types of firearms, the subject matter of the Proposal directly relates to the Company's ordinary business operations as a retailer and *not* as a manufacturer of firearms generally. This Proposal, then, is comparable to the proposals in the precedent cited above, where those retailers were permitted to exclude proposals regarding the sale of often controversial products.

On that basis, the Proposal remains excludable as relating to the Company's retail sale of particular products, even though, as applied to a manufacturer, a proposal relating to the sale of firearms-related products may not be. Two prior Staff determinations in the context of firearms illustrate this distinction aptly. In *Sturm, Ruger & Co.* (Mar. 5, 2001), the Staff declined to concur in the exclusion of a proposal that requested the gun manufacturer provide a "report on company policies and procedures aimed at stemming the incidence of gun violence in the United States." Only a few days following the publication of the *Sturm, Ruger & Co.* letter, the Staff published its determination in *Wal-Mart Stores, Inc.* (Mar. 9, 2001), where, by contrast, it concurred in the exclusion of a proposal that requested the retailer stop selling "handguns and their accompanying ammunition." The Proposal is largely consistent with the 2001 *Wal-Mart* letter rather than the *Sturm, Ruger* precedent discussed above, in particular because the Proposal does not relate to or seek to influence the policies of a *manufacturer* of a controversial product.

---

[12] Compare *Rite Aid Corporation* (Mar. 24, 2015) (concurring in the exclusion of a proposal requesting additional oversight concerning the sale of certain products, in particular tobacco products, because it concerned the "products and services offered for sale by the company") with *R.J. Reynolds Tobacco Holdings, Inc.* (Mar. 7, 2002) (not permitting exclusion of a proposal requesting the company to provide additional information in the packaging of its tobacco products") and *Philip Morris Cos. Inc.* (Feb. 22, 1990) (not permitting exclusion of a proposal requesting a "Review Committee" to analyze the impact of the company's tobacco advertising on minors because of the "growing significance of the social and public policy issues attendant to operations involving the manufacture and distribution of tobacco related products").

[13] See, e.g., *Dillard's, Inc.* (Feb. 27, 2012) (concurring in the exclusion of a proposal to end the use of fur from raccoon dogs on the basis of Rule 14a-8(i)(7) as addressing the "sale of particular products"); *Rite Aid Corp.* (Mar. 26, 2009) (concurring in the exclusion of a proposal requesting the board to report to shareholders on the retailer's response to regulatory and public pressures to end sales of tobacco products); *The Home Depot, Inc.* (Jan. 24, 2008) (concurring in the exclusion of a proposal requesting the company to "end the sale of glue traps" as relating to the sale of a particular product).

As a retailer, the Company sells tens of thousands of products through its stores and direct marketing programs, and it is a fundamental responsibility of management to decide which products to sell. In making these decisions, the Company's management must consider myriad factors, including the tastes and preferences of customers, the products offered by the Company's competitors, the laws where the Company's stores are located and the availability and prices charged by the Company's suppliers. Balancing such interests is a complex issue and is "so fundamental to management's ability to run [the C]ompany on a day-to-day basis that [it] could not, as a practical matter, be subject to direct shareholder oversight." To the extent the Proposal touches upon any significant policy issue, the relationship between the significant policy issue and the Company's sale of certain firearms as a retailer is not sufficiently significant to preclude exclusion of the Proposal. The Company is not involved in the manufacture of "high-capacity" firearms and therefore, consistent with the foregoing precedent, the Proposal is excludable under Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations.

The Company May Exclude the Proposal Pursuant to Rule 14a-8(i)(3)Because It Is Impermissibly Vague and Indefinite Such That It Is Inherently Misleading.

Rule 14a-8(i)(3) provides that a company may exclude a shareholder proposal from its proxy materials if the proposal or supporting statement is contrary to any of the Commission's proxy rules. The Staff consistently has taken the position that vague and indefinite shareholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."[14] The Staff has further explained that a shareholder proposal can be sufficiently misleading and therefore excludable under Rule 14a-8(i)(3) when the company and its shareholders might interpret the proposal differently such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by the shareholders voting on the proposal."[15] One application of these principles, where the Staff consistently has permitted the exclusion of shareholder proposals under Rule 14a-8(i)(3), is when a proposal uses key terms that are internally vague or inconsistent because they are not defined with sufficient clarity. The Staff has articulated that when the terms of a proposal are inconsistent or unclear and the proponent fails to provide adequate guidance as to how such inconsistencies or uncertainties should be resolved, that proposal may be excluded as vague and indefinite.[16] The danger is that, due to the lack of guidance with respect to these uncertainties and

---

[14] Staff Legal Bulletin No. 14B (September 15, 2004).

[15] *Fuqua Industries, Inc.* (Mar. 12, 1991).

[16] See, e.g., *Bank of America Corp.* (Mar. 12. 2013) (concurring in the exclusion of a proposal regarding the exploration of "extraordinary transactions that could enhance stockholder value" where the definition of "extraordinary transactions" was inconsistent and unclear throughout the proposal and the supporting statement); *Verizon Communications Inc.* (Feb. 21, 2008) (concurring with the exclusion of a proposal regarding formulas for short- and long-term incentive-based executive compensation where the methods of calculation provided were inconsistent with each other); *International Business Machines Corp.* (Feb. 2, 2005) (concurring in the exclusion of a proposal regarding executive compensation because the identity of the affected executives was uncertain and

inconsistencies, the company would not be able to "determine with any reasonable certainty exactly what actions or measures the proposal requires," and therefore the proposal might be implemented in a way that could be "significantly different from the actions envisioned by the shareholders voting on the proposal."[17]

Here, the Proposal is fundamentally vague and inconsistent in the same way as the proposals described in the precedent above—with respect to the nature and scope of the proposed policy and the guiding principles by which the implementation of the Proposal is to be measured. Namely, key terms of the Proposal are inherently inconsistent and indeterminate, making it impossible for the Company to determine with any reasonable certainty how to implement the proposal and almost certainly leading to substantial confusion and varying expectations among voting shareholders as to what actions the Company would take to implement the Proposal's operative language.

Of major significance is the very definition of "high-capacity" firearms contained in the Proposal. The Proposal's resolution sets up a purported distinction between acceptable firearms "connected to the sports of hunting and marksmanship," on the one hand, and prohibited "high-capacity" firearms, defined as "firearms *capable of discharging* more than 8 shells without reloading," on the other. (Emphasis added.) In fact, however, there is no clear distinction between these two categories of firearms. "Firearms *capable* of discharging more than 8 shells" would encompass a large majority of the firearms sold by the Company and other similar retailers. The large majority of all rifles, handguns, and shotguns sold by the Company, including the large majority of those used in "the sports of hunting and marksmanship," are *capable* of discharging more than eight rounds of ammunition because they are capable of receiving different sized magazines and magazine extenders and are subject to before- and after-market modifications. It is not at all clear, therefore, what types of firearms would be covered by the proposed policy.

---

subject to multiple interpretations); *Peoples Energy Corp.* (Nov. 23, 2004, *recon. denied* Dec. 10, 2004) (concurring in the exclusion of a proposal where the term "reckless neglect" was uncertain and subject to multiple interpretations); *Norfolk Southern Corp.* (Feb. 13, 2002) (concurring in the exclusion of a proposal requesting that the board of directors "provide for a shareholder vote and ratification, in all future elections of Directors, candidates with solid background, experience, and records of demonstrated performance in key managerial positions within the transportation industry" as vague and indefinite because it did not provide adequate guidance to resolve potential inconsistencies and ambiguities with respect to its criteria).

[17] See *Jefferies Group, Inc.* (Feb. 11, 2008, *recon. denied* Feb. 25, 2008) (concurring in the exclusion of a proposal where the "resolved" clause sought an advisory vote on the company's executive compensation policies, yet the supporting statement and the proponent stated that the effect of the proposal would be to provide a vote on the adequacy of the compensation disclosures); *JPMorgan Chase & Co.* (Jan. 31 , 2008) (concurring in the exclusion of a proposal that sought to prohibit restrictions on "the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting" but where the applicable state law did not affirmatively provide any shareholder right to call special meetings, nor did it set any default "standard" for such shareholder-called meetings).

For example, it is not clear whether the proposed policy is intended to apply to (i) a firearm that is manufactured to be used with either an eight-round magazine or fifteen-round magazine; (ii) a firearm that is ordinarily used with a magazine containing more than eight rounds but may be repackaged by the Company and sold with a six-round magazine as a "low-capacity" weapon; or (iii) a pump-action or semi-automatic action shotgun that would not ordinarily accept more then eight shells but is susceptible to after-market modifications to extend magazine capacity. Because the supporting statement references mass killings and terrorist attacks, management and shareholders reading the Proposal might assume that its scope is more limited and that none of these firearms would be covered. Alternatively, management and shareholders reading the plain language of the resolution might conclude that the proposed policy must, in fact, be implemented to cover any firearm capable of discharging more than eight rounds of ammunition, without discretionary application of the eight-round threshold and thus including the examples noted above. If the Proposal is supposed to be read in that way, even the sale of traditional lever-action rifle models, such as certain famous Winchester models from the late 19th Century that hold eight or more rounds in addition to one round in the chamber, could never again be sold by the Company. Is that the intention of the proposed policy? That would be a jarring and unexpected result for shareholders who read the Proposal to affect only a narrow category of firearms, but the Proposal's ambiguous language poses rather than answers this question.

Both the Company and its shareholders are left wondering how the Proposal might be implemented and whether its implications might be limited or far-reaching. Because it is impossible to determine what firearms are intended to be covered, the Proposal's language is inherently vague with respect to the effect of the Proposal, and neither the Company nor the shareholders voting on the Proposal "would be able to determine with any reasonable certainty exactly what actions or measures" would be required were the Proposal to pass.

The Proposal does state that the "8-shell" standard is meant to be read in the context of "weapons connected to the sports of hunting and marksmanship," which the proposed policy would permit the Company to sell, versus "the weapons of choice for mass killings and illegal gun violence," which the Company would not be permitted to sell under the proposed policy. This is, quite simply, a false dichotomy. The distinction, although it appears to be intended to clarify permissible and impermissible firearms, provides no actual guidance to shareholders or management in interpreting the Proposal's meaning. Again, the vast majority of rifles and many shotguns (firearms typically used in hunting) are capable of discharging more than eight rounds of ammunition. Similarly, the vast majority of rifles and handguns (firearms typically used in marksmanship) are capable of discharging more than eight rounds of ammunition. Because of the fundamental indeterminacies of the distinction between firearms that are acceptable for sale because they are connected to the sports of hunting and marksmanship versus those that are not, there are multiple, conflicting interpretations of the Proposal that could be adopted by the Company or by voting shareholders with respect to whether and when this contextual qualification should apply to a given firearm. In each case, the effect of the Proposal as implemented could differ significantly "from the actions envisioned by the shareholders voting on the proposal." The Proposal, therefore, would likely be implemented in a way that substantially differs from the actions envisioned by a significant number of shareholders.



Consistent with the precedent cited above, the Proposal uses conflicting and ambiguous language that provides for alternative interpretations without providing any guidance as to how the inconsistencies and ambiguities should be resolved. Given the numerous questions outlined above that are raised by the Proposal but cannot be answered by relying on its text alone, the Proposal is impermissibly vague and indefinite so as to be inherently misleading, and if the Proposal were included in the 2016 Proxy Materials, neither the Company nor the shareholders voting on the Proposal would have any reasonable certainty as to the actions or measures required by the Proposal. Accordingly, the Proposal is excludable under Rule 14a-8(i)(3).

CONCLUSION

Based upon the foregoing analysis, we respectfully request on behalf of Cabela's that the Staff concur that it will take no action if the Company excludes the Proposal from its 2016 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to me at jkelsh@sidley.com. If I can be of any further assistance in this matter, please do not hesitate to contact me at (312) 853-7097.

Sincerely,

John P. Kelsh

Attachments

cc: Brent LaSure, Secretary, Cabela's Incorporated
William Lupfer, Rector, Trinity Wall Street
Susan MacEachron, Chief Financial Officer, Trinity Wall Street

Exhibit A

From: Tanya Matveyeva [mailto:TMatveyeva@trinitywallstreet.org]
Sent: Friday, December 18, 2015 9:08 AM
To: Brent LaSure
Cc: Jeffrey Shoemaker; Thomas Millner; Suzanne Beddoe
Subject: Shareholder Proposal

Dear Mr. LaSure,

Please find attached a Shareholder Proposal from Trinity Wall Street together with a transmittal letter and a proof of ownership. A hardcopy is coming to you via express mail.

Sincerely,

Tanya Matveyeva
Corporate Secretary
Office of the Rector

120 Broadway, New York, NY 10271
T 212.602.0811 · F 212.300.9911

TRINITY WALL STREET | *for a world of good*


Trinity
WALL STREET

SENT VIA EXPRESS MAIL AND E-MAIL

December 18, 2015

Brent LaSure
Secretary
Cabela's Incorporated
One Cabela Drive
Sidney, Nebraska 69160

Re: Shareholder Proposal submitted pursuant to SEC Rule 14a-8 for inclusion in Cabela's Incorporated's 2016 Proxy Materials

Dear Mr. LaSure,

On behalf of The Rector, Church-Wardens and Vestrymen of Trinity Church in the city of New York, the full legal name of the church commonly called Trinity Wall Street, I hereby submit the enclosed shareholder proposal for inclusion in Cabela's Incorporated's Notice of 2016 Annual Shareholders' Meeting and Proxy Statement pursuant to Rule 14a-8 (Proposals of Security Holders) of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934.

Trinity Wall Street is the beneficial owner of at least two thousand dollars' worth of the shares of Cabela's Incorporated and has beneficially owned these shares continuously for more than one year prior to December 18, 2015. Appropriate verification of our beneficial ownership from the holder of record is provided in a separate letter enclosed herewith. Trinity Wall Street intends to continue to hold at least two thousand dollars' worth of the shares of Cabela's Incorporated through the date of the 2016 Annual Shareholders' Meeting of Cabela's Incorporated.

Trinity Wall Street welcomes the opportunity to engage in further conversations regarding the concerns raised in our proposal. If you have any questions concerning our proposal or otherwise wish to discuss matters related to our proposal, please do not hesitate to contact either me or our Rector, William Lupfer.

Very truly yours,

Susan MacEachron

Susan MacEachron, Chief Financial Officer

Enclosures
cc: Thomas L. Millner, President and Chief Executive Officer
Jeffrey Shoemaker, Senior Corporate Attorney

Trinity Business Office
120 BROADWAY NEW YORK, NY 10271 TRINITYWALLSTREET.ORG T 212.602.0831

PROPOSED POLICY FOR FIREARM SALES

RESOLVED:

Consistent with the Company's commitment in its Business Code of Conduct & Ethics to "make business decisions not based only on financial risk and reward, but also on the impact to people, communities and the environment," and with Cabela's being a store for outdoor enthusiasts and their families, shareholders ask the Board of Directors to adopt and oversee the implementation of a policy to continue to sell handguns and rifles discharging up to eight shells without reloading, weapons connected to the sports of hunting and marksmanship, and not to sell (other than to police departments and other military and law enforcement agencies of government) firearms capable of discharging more than 8 shells without reloading, the weapons of choice for mass killings and illegal gun violence ("high-capacity weapons").

SUPPORTING STATEMENT:

High-capacity weapons are especially dangerous. They are used in mass killings and are "crime guns" because they can kill many people quickly and without reloading. They reduce opportunities for people to flee or overwhelm a shooter.

High-capacity weapons have enabled many mass killings, including those at Newtown, Oak Creek, Aurora, Tucson, Fort Hood, Virginia Tech and Columbine. Recently nine people attending bible study at Mother Emanuel AME Church in Charleston, South Carolina, three people at a Planned Parenthood office in Colorado Springs, Colorado and 14 people at a holiday party for government health workers in San Bernardino, California were murdered with high-capacity weapons. The first of these murders was committed by a white supremacist, the second by an opponent of Planned Parenthood and the third by two jihad terrorists.

Furthermore, hunters and marksmen do not need these especially dangerous weapons to participate robustly in those sports.

Cabela's shareholders, the owners of the Company, should easily conclude that Cabela's sale of high-capacity handguns and rifles worsens public safety and poses a clear danger to Cabela's reputation as a family destination store.

The risk that Cabela's will sell a high-capacity weapon to a terrorist is especially grave. A background check will not reveal whether the purchaser is a terrorist suspect on the "no-fly" list. Thus there is no way Cabela's can protect itself from the risk of selling high-capacity weapons to terrorists.

Also, current law does not provide Cabela's a way to protect itself from the risk that the high-capacity weapons it sells will fall into the hands of criminals or other unsuitable persons through the secondary market or by theft or because the purchaser (or a family member with access to the weapon) suffers from a dangerous mental illness that has not resulted in a judicial order of commitment. Most weapons used to commit crimes are obtained legally and locally.

For these reasons, shareholders are urged to vote FOR the proposal.

The Northern Trust Company

50 South LaSalle Street
Chicago, IL 60603
(312) 630-6000



Northern Trust

December 18, 2015

To whom it may concern:

As custodian and holder of record, The Northern Trust Company, a Depository Trust Company participant, hereby certifies that as of the date of this certification The Rector, Church-Wardens and Vestrymen of Trinity Church in the City of New York, the legal name of a religious corporation commonly referred to as Trinity Wall Street, is and has been the beneficial owner of at least two thousand dollars' worth of the shares of Cabela's, Inc. and has beneficially owned these shares continuously for more than one year prior to December 18, 2015.

Yours sincerely,

Frank Fauser
Vice President

NTAC:3NS-20



SIDLEY AUSTIN LLP
ONE SOUTH DEARBORN STREET
CHICAGO, IL 60603
+1 312 853 7000
+1 312 853 7036 FAX

jkelsh@sidley.com
312 853 7097

January 29, 2016

By email to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: 2016 Annual Meeting of Cabela's Incorporated – Request to Exclude Shareholder Proposal of Trinity Wall Street

Ladies and Gentlemen:

Cabela's Incorporated, a Delaware corporation ("Cabela's" or the "Company"), intends to exclude from its proxy statement and form of proxy for its 2016 Annual Meeting of Shareholders (the "2016 Annual Meeting" and such materials, collectively, the "2016 Proxy Materials") a shareholder proposal and statement in support thereof (the "Proposal") submitted by The Rector, Church-Wardens and Vestrymen of Trinity Church in the City of New York (the "Proponent").

For the reasons stated below, the Company believes that it may, consistent with Rule 14a-8 under the Exchange Act ("Rule 14a-8"), exclude the Proposal from the 2016 Proxy Materials. On behalf of the Company, we hereby request confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend any enforcement action if, in reliance on Rule 14a-8, the Company omits the Proposal from the 2016 Proxy Materials.

Pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than 80 days before Cabela's intends to file its definitive proxy materials for the 2016 Annual Meeting. In accordance with Staff Legal Bulletin 14D, this letter and its exhibits are being submitted via email to shareholderproposals@sec.gov. We have sent copies of this correspondence to the Proponent on behalf of the Company.

THE PROPOSAL

The Proposal sets forth the following resolution and supporting statement to be voted on by shareholders at the 2016 Annual Meeting:

PROPOSED POLICY FOR FIREARM SALES

RESOLVED:

Consistent with the Company's commitment in its Business Code of Conduct & Ethics to "make business decisions not based only on financial risk and reward, but also on the impact to people, communities and the environment," and with Cabela's being a store for outdoor enthusiasts and their families, shareholders ask the Board of Directors to adopt and oversee the implementation of a policy to continue to sell handguns and rifles discharging up to eight shells without reloading, weapons connected to the sports of hunting and marksmanship, and not to sell (other than to police departments and other military and law enforcement agencies of government) firearms capable of discharging more than 8 shells without reloading, the weapons of choice for mass killings and illegal gun violence ("high-capacity weapons").

SUPPORTING STATEMENT:

High-capacity weapons are especially dangerous. They are used in mass killings and are "crime guns" because they can kill many people quickly and without reloading. They reduce opportunities for people to flee or overwhelm a shooter.

High-capacity weapons have enabled many mass killings, including those at Newtown, Oak Creek, Aurora, Tucson, Fort Hood, Virginia Tech and Columbine. Recently nine people attending bible study at Mother Emanuel AME Church in Charleston, South Carolina, three people at a Planned Parenthood office in Colorado Springs, Colorado and 14 people at a holiday party for government health workers in San Bernardino, California were murdered with high-capacity weapons. The first of these murders was committed by a white supremacist, the second by an opponent of Planned Parenthood and the third by two jihad terrorists.

Furthermore, hunters and marksmen do not need these especially dangerous weapons to participate robustly in those sports.

Cabela's shareholders, the owners of the Company, should easily conclude that Cabela's sale of high-capacity handguns and rifles worsens public safety and poses a clear danger to Cabela's reputation as a family destination store.

The risk that Cabela's will sell a high-capacity weapon to a terrorist is especially grave. A background check will not reveal whether the purchaser is a terrorist suspect on the "no-fly" list. Thus there is no way Cabela's can protect itself from the risk of selling high-capacity weapons to terrorists.

> Also, current law does not provide Cabela's a way to protect itself from the risk that the high-capacity weapons it sells will fall into the hands of criminals or other unsuitable persons through the secondary market or by theft or because the purchaser (or a family member with access to the weapon) suffers from a dangerous mental illness that has not resulted in a judicial order of commitment. Most weapons used to commit crimes are obtained legally and locally.

Copies of the Proposal and related correspondence with the Proponent are attached to this letter as Exhibit A.

ARGUMENT

The Proposal Relates to Ordinary Business Matters and Therefore May Be Excluded From the 2016 Proxy Materials Pursuant to Rule 14a-8(i)(7).

Rule 14a-8(i)(7) permits a company to omit a shareholder proposal from its proxy materials if the proposal deals with a matter relating to the company's "ordinary business operations." The purpose of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting."[1] Two considerations underlie this exclusion. The first relates to the subject matter of the proposal: "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight."[2] The second consideration relates to the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."[3]

Decisions Regarding the Content and Sale of Particular Products Are Management Functions.

The Company is one of the nation's leading specialty retailers and direct marketers of hunting, fishing, camping, and related outdoor merchandise. The selection of the thousands of different products sold in the Company's retail stores and direct marketing programs is an integral part of the Company's business. These decisions are fundamental to management's ability to control the operations of the Company. From the title to the resolution to the supporting statement, the Proposal clearly and repeatedly focuses on controlling the Company's selection and sale of particular products, namely "high-capacity" firearms. Decisions regarding product selection involve operational and business issues that require the judgment of the Company's management, which has the necessary skills, knowledge and resources to make informed decisions on such matters. Particularly for a retailer such as Cabela's, decisions as to

---

[1] Release No. 34-40018 (May 21, 1998) (the "1998 Release").

[2] Id.

[3] Id.

which products the Company sells are part and parcel of the Company's ordinary business and are matters that are properly within the purview of management.

The Staff has consistently permitted the exclusion of proposals that concern the content and sale of products and services.[4] This is true even if a proposal is aimed at altering only certain aspects of an existing line of products or services.[5] The Staff has also consistently permitted the exclusion of proposals that sweep broadly across numerous products or products types and has not limited the application of Rule 14a-8(i)(7) to proposals that relate only to an individual product. In *Hewlett-Packard Company* (Jan. 23, 2015), for example, the company argued that a proposal was excludable as relating to its ordinary business because the proposal requested that the company report on "*all* of its 'sales of products and services to the military, police and intelligence agencies of foreign countries.'" The Staff agreed, finding the proposal excludable under Rule 14a-8(i)(7) because it "relates to the products and services offered for sale by the company."[6] In short, when a proposal interferes with a company's selection and

---

[4] See, e.g., *Rite Aid Corporation* (Mar. 24, 2015) (concurring in the exclusion of a proposal requesting additional oversight on the sale of certain products, in particular tobacco products, because the proposal concerned the "products and services offered for sale by the company"); *Wal-Mart Stores, Inc.* (Mar. 20, 2014) (concurring in the exclusion of a proposal requesting additional oversight concerning the sale of certain products, including whether the company should sell "guns equipped with magazines holding more than ten rounds of ammunition ('high capacity magazines')" because the proposal concerned the "products and services offered for sale by the company"); *Wells Fargo & Co.* (Jan. 28, 2013, *recon. denied* Mar. 4, 2013) (concurring in the exclusion of a proposal requesting that the company prepare a report discussing the adequacy of the company's policies in addressing the social and financial impacts of the its direct deposit advance lending service, noting in particular that "the proposal relate[d] to the products and services offered for sale by the company"); *General Mills, Inc.* (July 2, 2010) (concurring in the exclusion of a proposal requesting limits on the use of salt and other sodium compounds in the company's food products, noting in particular that the proposal "relate[d] to the selection of ingredients in [the company's] products" and that "[p]roposals concerning the selection of ingredients in a company's products are generally excludable under rule 14a-8(i)(7)"); *Home Depot, Inc.* (Jan. 24, 2008) (concurring in the exclusion of a proposal requesting the company to "end the sale of glue traps" as relating to the sale of a particular product).

[5] See, e.g., *General Mills, Inc.*; *Marriott International, Inc.* (Jan. 12, 2010) (concurring in the exclusion of a proposal that would have required the use of low-flow showerheads in the company's hotels as relating to Marriott's ordinary business operations and noting, "In our view, although the proposal raises concerns with global warming, the proposal seeks to micromanage the company to such a degree that exclusion of the proposal is appropriate."); *International Business Machines Corp.* (Jan. 22, 2009) (concurring in the exclusion of a proposal requesting that the company offer more of its software products in "open source" formats as relating to the design, development and licensing of the company's products); *Marriott International, Inc.* (Feb. 13, 2004) (concurring in the exclusion of a proposal requesting that the company eliminate sexually explicit content from its hotel gift shops and television programming as relating to the sale and display of a particular product and the nature, content and presentation of that product); *BellSouth Corp.* (Jan. 25, 1999) (concurring in the exclusion of proposal seeking to amend the terms and prices in cellular phone service contracts for existing customers as relating to product terms and prices).

[6] See also *Wal-Mart Stores, Inc.* (Mar. 30, 2010) (permitting exclusion of a proposal requiring that all company stores stock certain amounts of locally produced packaged foods as concerning the sale of particular products"); *Wal-Mart Stores, Inc.* (Mar. 26, 2010) (permitting exclusion of a proposal requesting the company to adopt a policy requiring that all products and services offered for sale in the United States Wal-Mart and Sam's Club stores be

sale of its products, whether narrowly or broadly, Staff precedent plainly and overwhelmingly indicates that exclusion is warranted.

Wal-Mart Stores, Inc. (Mar. 20, 2014) ("Wal-Mart (2014)") is particularly instructive. There, the Staff permitted exclusion of a proposal requesting board oversight relating to the formulation of policies that determine whether or not the company should sell a product that "especially endangers public safety and well-being, has the substantial potential to impair the reputation of the company and/or would reasonably be considered by many offensive to the family and community values integral to the company's promotion of its brand," where the proposal identified guns with high-capacity magazines as its principal concern. Notably, the Proponent here was also the proponent of the proposal at issue in *Wal-Mart (2014)*. In this instance, the Proposal goes even farther than the proposal in *Wal-Mart (2014)*, asking not merely for more oversight concerning whether the company should sell particular products, including certain firearms, but calling for an express policy banning the sale by the Company "(other than to police departments and other military and law enforcement agencies of government) [of] firearms capable of discharging more than 8 shells without reloading...."

In evaluating the Company's product offerings and ensuring the Company's ability to attract and retain customers, it is fundamental to the role of management to make decisions regarding the nature of the products provided by the Company and how and when the nature of those products change. The Company has millions of customers worldwide. Management is in the best position to determine what policies are necessary to adequately respond to consumers and to develop the Company's products offered in its retail stores and through its direct marketing program. By contemplating a highly proscriptive policy concerning firearms sold by the Company, dictating not only the exact number of shells that may be discharged by such firearms but also the purpose for which such firearms should be sold and the permissible exceptions to the policy, the Proposal strikes directly at these core management functions.

The Proponent's own analysis of the applicability of Rule 14a-8(i)(7) in *Wal-Mart (2014)* is also worth noting. In *Wal-Mart (2014)*, the Proponent attempted to distinguish the proposal then before the Staff from the long line of precedent indicating that interference with a company's selection of products and services offered for sale is impermissible.[7] The following are excerpts from the Proponent's arguments in *Wal-Mart (2014)*:

- "Contrary to the [company's] allegations, the Proposal does not seek to determine what products should or should not be sold by the Company. The objectives of the Proposal would be satisfied if the Board were to adopt a provision in a committee charter to ensure that there is proper consideration and oversight of policies governing whether to sell

---

manufactured or produced in the United States as relating to the products and services offered for sale by the company).

[7] *Wal-Mart (2014)* is available at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2014/trinitychurch032014-14a8.pdf.

products that pose a high risk of harming public safety and well-being or damaging the Company's reputation or brand. This corporate governance concern – *and not the sale or prohibition of any particular product* – is the focus of the Proposal. In short, far from impinging on management's prerogative to oversee day-to-day decision-making, the Proposal recognizes and supports the allocation of such decisions to management with appropriate Board oversight."[8] (Emphasis added.)

- "[U]nlike the Proposal, the precedents cited [by the company] move for the relevant company to sell or *stop selling* or report on *a particular product or product line*."[9] (Emphasis added.)

- "The lesson... is clear: shareholders may not seek to micro-manage product selection by dictating particular merchandizing decisions or reports on specific merchandizing decisions. The Proposal does not do that. While it offers the sale of high capacity gun magazines as an example of Wal-Mart's inconsistency in making merchandizing decisions about products posing a significant risk of harm to the community, *it does not ask the Company to stop selling or issue a specific report on high capacity magazines or any other product*. Rather it calls for one of the committees of the Board to include, in its mandate, the oversight of the policies developed by management that address broad strategic issues.... The Company itself decides in all instances which products are to be sold whether or not the Proposal is adopted."[10] (Emphasis added.)

We agree with this reading of the precedent. The lesson is clear that shareholders may not seek to micro-manage the ordinary business operations of a company by dictating particular terms or seeking restrictions concerning the selection of products and services offered for sale by a company.

Even if the Proposal Touches Upon a Significant Policy Issue, the Entire Proposal Is Excludable Because It Focuses On Ordinary Business Matters.

The Commission has stated that "proposals relating to such [ordinary business] matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable because the proposals would transcend the day-to-day business matter and raise policy matters so significant that it would be appropriate for a shareholder vote."[11]

---

[8] *Wal-Mart (2014)* at 3.

[9] *Id.* at 4.

[10] *Id.*

[11] 1998 Release. See also Staff Legal Bulletin 14H (Oct. 22, 2015) (emphasizing that the Staff "intends to continue to apply Rule 14a-8(i)(7) as articulated by the Commission and consistent with the Division's prior application of the exclusion").

However, whether a proposal relates to a significant policy issue depends not only on the underlying subject matter but also on how that subject matter relates to the company. For example, the Staff draws a distinction between manufacturers and retailers of products, taking the position that proposals regarding the selection of products for sale by a retailer relate to a company's ordinary business operations and thus are excludable pursuant to Rule 14a-8(i)(7).[12]

This distinction comports with Staff Legal Bulletin No. 14E (Oct. 27, 2009), where the Staff indicated that a shareholder proposal focusing on a significant policy issue "generally will not be excludable under Rule 14a-8(i)(7) as long as a sufficient nexus exists between the nature of the proposal and the company." Consistent with this position, the Staff on numerous occasions has concurred that a proposal relating to a *retailer's* sale of a controversial product may be excluded.[13] Here, in seeking a policy prohibiting the sale of specific types of firearms, the subject matter of the Proposal directly relates to the Company's ordinary business operations as a retailer and *not* as a manufacturer of firearms generally. This Proposal, then, is comparable to the proposals in the precedent cited above, where those retailers were permitted to exclude proposals regarding the sale of often controversial products.

On that basis, the Proposal remains excludable as relating to the Company's retail sale of particular products, even though, as applied to a manufacturer, a proposal relating to the sale of firearms-related products may not be. Two prior Staff determinations in the context of firearms illustrate this distinction aptly. In *Sturm, Ruger & Co.* (Mar. 5, 2001), the Staff declined to concur in the exclusion of a proposal that requested the gun manufacturer provide a "report on company policies and procedures aimed at stemming the incidence of gun violence in the United States." Only a few days following the publication of the *Sturm, Ruger & Co.* letter, the Staff published its determination in *Wal-Mart Stores, Inc.* (Mar. 9, 2001), where, by contrast, it concurred in the exclusion of a proposal that requested the retailer stop selling "handguns and their accompanying ammunition." The Proposal is largely consistent with the 2001 *Wal-Mart* letter rather than the *Sturm, Ruger* precedent discussed above, in particular because the Proposal does not relate to or seek to influence the policies of a *manufacturer* of a controversial product.

---

[12] Compare *Rite Aid Corporation* (Mar. 24, 2015) (concurring in the exclusion of a proposal requesting additional oversight concerning the sale of certain products, in particular tobacco products, because it concerned the "products and services offered for sale by the company") with *R.J. Reynolds Tobacco Holdings, Inc.* (Mar. 7, 2002) (not permitting exclusion of a proposal requesting the company to provide additional information in the packaging of its tobacco products") and *Philip Morris Cos. Inc.* (Feb. 22, 1990) (not permitting exclusion of a proposal requesting a "Review Committee" to analyze the impact of the company's tobacco advertising on minors because of the "growing significance of the social and public policy issues attendant to operations involving the manufacture and distribution of tobacco related products").

[13] See, e.g., *Dillard's, Inc.* (Feb. 27, 2012) (concurring in the exclusion of a proposal to end the use of fur from raccoon dogs on the basis of Rule 14a-8(i)(7) as addressing the "sale of particular products"); *Rite Aid Corp.* (Mar. 26, 2009) (concurring in the exclusion of a proposal requesting the board to report to shareholders on the retailer's response to regulatory and public pressures to end sales of tobacco products); *The Home Depot, Inc.* (Jan. 24, 2008) (concurring in the exclusion of a proposal requesting the company to "end the sale of glue traps" as relating to the sale of a particular product).

As a retailer, the Company sells tens of thousands of products through its stores and direct marketing programs, and it is a fundamental responsibility of management to decide which products to sell. In making these decisions, the Company's management must consider myriad factors, including the tastes and preferences of customers, the products offered by the Company's competitors, the laws where the Company's stores are located and the availability and prices charged by the Company's suppliers. Balancing such interests is a complex issue and is "so fundamental to management's ability to run [the C]ompany on a day-to-day basis that [it] could not, as a practical matter, be subject to direct shareholder oversight." To the extent the Proposal touches upon any significant policy issue, the relationship between the significant policy issue and the Company's sale of certain firearms as a retailer is not sufficiently significant to preclude exclusion of the Proposal. The Company is not involved in the manufacture of "high-capacity" firearms and therefore, consistent with the foregoing precedent, the Proposal is excludable under Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations.

The Company May Exclude the Proposal Pursuant to Rule 14a-8(i)(3)Because It Is Impermissibly Vague and Indefinite Such That It Is Inherently Misleading.

Rule 14a-8(i)(3) provides that a company may exclude a shareholder proposal from its proxy materials if the proposal or supporting statement is contrary to any of the Commission's proxy rules. The Staff consistently has taken the position that vague and indefinite shareholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."[14] The Staff has further explained that a shareholder proposal can be sufficiently misleading and therefore excludable under Rule 14a-8(i)(3) when the company and its shareholders might interpret the proposal differently such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by the shareholders voting on the proposal."[15] One application of these principles, where the Staff consistently has permitted the exclusion of shareholder proposals under Rule 14a-8(i)(3), is when a proposal uses key terms that are internally vague or inconsistent because they are not defined with sufficient clarity. The Staff has articulated that when the terms of a proposal are inconsistent or unclear and the proponent fails to provide adequate guidance as to how such inconsistencies or uncertainties should be resolved, that proposal may be excluded as vague and indefinite.[16] The danger is that, due to the lack of guidance with respect to these uncertainties and

---

[14] Staff Legal Bulletin No. 14B (September 15, 2004).

[15] *Fuqua Industries, Inc.* (Mar. 12, 1991).

[16] See, e.g., *Bank of America Corp.* (Mar. 12, 2013) (concurring in the exclusion of a proposal regarding the exploration of "extraordinary transactions that could enhance stockholder value" where the definition of "extraordinary transactions" was inconsistent and unclear throughout the proposal and the supporting statement); *Verizon Communications Inc.* (Feb. 21, 2008) (concurring with the exclusion of a proposal regarding formulas for short- and long-term incentive-based executive compensation where the methods of calculation provided were inconsistent with each other); *International Business Machines Corp.* (Feb. 2, 2005) (concurring in the exclusion of a proposal regarding executive compensation because the identity of the affected executives was uncertain and

inconsistencies, the company would not be able to "determine with any reasonable certainty exactly what actions or measures the proposal requires," and therefore the proposal might be implemented in a way that could be "significantly different from the actions envisioned by the shareholders voting on the proposal."[17]

Here, the Proposal is fundamentally vague and inconsistent in the same way as the proposals described in the precedent above—with respect to the nature and scope of the proposed policy and the guiding principles by which the implementation of the Proposal is to be measured. Namely, key terms of the Proposal are inherently inconsistent and indeterminate, making it impossible for the Company to determine with any reasonable certainty how to implement the proposal and almost certainly leading to substantial confusion and varying expectations among voting shareholders as to what actions the Company would take to implement the Proposal's operative language.

Of major significance is the very definition of "high-capacity" firearms contained in the Proposal. The Proposal's resolution sets up a purported distinction between acceptable firearms "connected to the sports of hunting and marksmanship," on the one hand, and prohibited "high-capacity" firearms, defined as "firearms *capable of discharging* more than 8 shells without reloading," on the other. (Emphasis added.) In fact, however, there is no clear distinction between these two categories of firearms. "Firearms *capable* of discharging more than 8 shells" would encompass a large majority of the firearms sold by the Company and other similar retailers. The large majority of all rifles, handguns, and shotguns sold by the Company, including the large majority of those used in "the sports of hunting and marksmanship," are *capable* of discharging more than eight rounds of ammunition because they are capable of receiving different sized magazines and magazine extenders and are subject to before- and after-market modifications. It is not at all clear, therefore, what types of firearms would be covered by the proposed policy.

---

subject to multiple interpretations); *Peoples Energy Corp.* (Nov. 23, 2004, *recon. denied* Dec. 10, 2004) (concurring in the exclusion of a proposal where the term "reckless neglect" was uncertain and subject to multiple interpretations); *Norfolk Southern Corp.* (Feb. 13, 2002) (concurring in the exclusion of a proposal requesting that the board of directors "provide for a shareholder vote and ratification, in all future elections of Directors, candidates with solid background, experience, and records of demonstrated performance in key managerial positions within the transportation industry" as vague and indefinite because it did not provide adequate guidance to resolve potential inconsistencies and ambiguities with respect to its criteria).

[17] See *Jefferies Group, Inc.* (Feb. 11, 2008, *recon. denied* Feb. 25, 2008) (concurring in the exclusion of a proposal where the "resolved" clause sought an advisory vote on the company's executive compensation policies, yet the supporting statement and the proponent stated that the effect of the proposal would be to provide a vote on the adequacy of the compensation disclosures); *JPMorgan Chase & Co.* (Jan. 31 , 2008) (concurring in the exclusion of a proposal that sought to prohibit restrictions on "the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting" but where the applicable state law did not affirmatively provide any shareholder right to call special meetings, nor did it set any default "standard" for such shareholder-called meetings).

For example, it is not clear whether the proposed policy is intended to apply to (i) a firearm that is manufactured to be used with either an eight-round magazine or fifteen-round magazine; (ii) a firearm that is ordinarily used with a magazine containing more than eight rounds but may be repackaged by the Company and sold with a six-round magazine as a "low-capacity" weapon; or (iii) a pump-action or semi-automatic action shotgun that would not ordinarily accept more then eight shells but is susceptible to after-market modifications to extend magazine capacity. Because the supporting statement references mass killings and terrorist attacks, management and shareholders reading the Proposal might assume that its scope is more limited and that none of these firearms would be covered. Alternatively, management and shareholders reading the plain language of the resolution might conclude that the proposed policy must, in fact, be implemented to cover any firearm capable of discharging more than eight rounds of ammunition, without discretionary application of the eight-round threshold and thus including the examples noted above. If the Proposal is supposed to be read in that way, even the sale of traditional lever-action rifle models, such as certain famous Winchester models from the late 19th Century that hold eight or more rounds in addition to one round in the chamber, could never again be sold by the Company. Is that the intention of the proposed policy? That would be a jarring and unexpected result for shareholders who read the Proposal to affect only a narrow category of firearms, but the Proposal's ambiguous language poses rather than answers this question.

Both the Company and its shareholders are left wondering how the Proposal might be implemented and whether its implications might be limited or far-reaching. Because it is impossible to determine what firearms are intended to be covered, the Proposal's language is inherently vague with respect to the effect of the Proposal, and neither the Company nor the shareholders voting on the Proposal "would be able to determine with any reasonable certainty exactly what actions or measures" would be required were the Proposal to pass.

The Proposal does state that the "8-shell" standard is meant to be read in the context of "weapons connected to the sports of hunting and marksmanship," which the proposed policy would permit the Company to sell, versus "the weapons of choice for mass killings and illegal gun violence," which the Company would not be permitted to sell under the proposed policy. This is, quite simply, a false dichotomy. The distinction, although it appears to be intended to clarify permissible and impermissible firearms, provides no actual guidance to shareholders or management in interpreting the Proposal's meaning. Again, the vast majority of rifles and many shotguns (firearms typically used in hunting) are capable of discharging more than eight rounds of ammunition. Similarly, the vast majority of rifles and handguns (firearms typically used in marksmanship) are capable of discharging more than eight rounds of ammunition. Because of the fundamental indeterminacies of the distinction between firearms that are acceptable for sale because they are connected to the sports of hunting and marksmanship versus those that are not, there are multiple, conflicting interpretations of the Proposal that could be adopted by the Company or by voting shareholders with respect to whether and when this contextual qualification should apply to a given firearm. In each case, the effect of the Proposal as implemented could differ significantly "from the actions envisioned by the shareholders voting on the proposal." The Proposal, therefore, would likely be implemented in a way that substantially differs from the actions envisioned by a significant number of shareholders.

Consistent with the precedent cited above, the Proposal uses conflicting and ambiguous language that provides for alternative interpretations without providing any guidance as to how the inconsistencies and ambiguities should be resolved. Given the numerous questions outlined above that are raised by the Proposal but cannot be answered by relying on its text alone, the Proposal is impermissibly vague and indefinite so as to be inherently misleading, and if the Proposal were included in the 2016 Proxy Materials, neither the Company nor the shareholders voting on the Proposal would have any reasonable certainty as to the actions or measures required by the Proposal. Accordingly, the Proposal is excludable under Rule 14a-8(i)(3).

CONCLUSION

Based upon the foregoing analysis, we respectfully request on behalf of Cabela's that the Staff concur that it will take no action if the Company excludes the Proposal from its 2016 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to me at jkelsh@sidley.com. If I can be of any further assistance in this matter, please do not hesitate to contact me at (312) 853-7097.

Sincerely,



John P. Kelsh

Attachments

cc: Brent LaSure, Secretary, Cabela's Incorporated
William Lupfer, Rector, Trinity Wall Street
Susan MacEachron, Chief Financial Officer, Trinity Wall Street

Exhibit A

From: Tanya Matveyeva [mailto:TMatveyeva@trinitywallstreet.org]
Sent: Friday, December 18, 2015 9:08 AM
To: Brent LaSure
Cc: Jeffrey Shoemaker; Thomas Millner; Suzanne Beddoe
Subject: Shareholder Proposal

Dear Mr. LaSure,

Please find attached a Shareholder Proposal from Trinity Wall Street together with a transmittal letter and a proof of ownership. A hardcopy is coming to you via express mail.

Sincerely,

Tanya Matveyeva
Corporate Secretary
Office of the Rector

120 Broadway, New York, NY 10271
T 212.602.0811 · F 212.300.9911

TRINITY WALL STREET | *for a world of good*


Trinity
WALL STREET

SENT VIA EXPRESS MAIL AND E-MAIL

December 18, 2015

Brent LaSure
Secretary
Cabela's Incorporated
One Cabela Drive
Sidney, Nebraska 69160

Re: Shareholder Proposal submitted pursuant to SEC Rule 14a-8 for inclusion in Cabela's Incorporated's 2016 Proxy Materials

Dear Mr. LaSure,

On behalf of The Rector, Church-Wardens and Vestrymen of Trinity Church in the city of New York, the full legal name of the church commonly called Trinity Wall Street, I hereby submit the enclosed shareholder proposal for inclusion in Cabela's Incorporated's Notice of 2016 Annual Shareholders' Meeting and Proxy Statement pursuant to Rule 14a-8 (Proposals of Security Holders) of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934.

Trinity Wall Street is the beneficial owner of at least two thousand dollars' worth of the shares of Cabela's Incorporated and has beneficially owned these shares continuously for more than one year prior to December 18, 2015. Appropriate verification of our beneficial ownership from the holder of record is provided in a separate letter enclosed herewith. Trinity Wall Street intends to continue to hold at least two thousand dollars' worth of the shares of Cabela's Incorporated through the date of the 2016 Annual Shareholders' Meeting of Cabela's Incorporated.

Trinity Wall Street welcomes the opportunity to engage in further conversations regarding the concerns raised in our proposal. If you have any questions concerning our proposal or otherwise wish to discuss matters related to our proposal, please do not hesitate to contact either me or our Rector, William Lupfer.

Very truly yours,

Susan MacEachron

Susan MacEachron, Chief Financial Officer

Enclosures
cc: Thomas L. Millner, President and Chief Executive Officer
Jeffrey Shoemaker, Senior Corporate Attorney

Trinity Business Office
120 BROADWAY · NEW YORK, NY 10271 · TRINITYWALLSTREET.ORG · T 212.602.0831

PROPOSED POLICY FOR FIREARM SALES

RESOLVED:

Consistent with the Company's commitment in its Business Code of Conduct & Ethics to "make business decisions not based only on financial risk and reward, but also on the impact to people, communities and the environment," and with Cabela's being a store for outdoor enthusiasts and their families, shareholders ask the Board of Directors to adopt and oversee the implementation of a policy to continue to sell handguns and rifles discharging up to eight shells without reloading, weapons connected to the sports of hunting and marksmanship, and not to sell (other than to police departments and other military and law enforcement agencies of government) firearms capable of discharging more than 8 shells without reloading, the weapons of choice for mass killings and illegal gun violence ("high-capacity weapons").

SUPPORTING STATEMENT:

High-capacity weapons are especially dangerous. They are used in mass killings and are "crime guns" because they can kill many people quickly and without reloading. They reduce opportunities for people to flee or overwhelm a shooter.

High-capacity weapons have enabled many mass killings, including those at Newtown, Oak Creek, Aurora, Tucson, Fort Hood, Virginia Tech and Columbine. Recently nine people attending bible study at Mother Emanuel AME Church in Charleston, South Carolina, three people at a Planned Parenthood office in Colorado Springs, Colorado and 14 people at a holiday party for government health workers in Sán Bernardino, California were murdered with high-capacity weapons. The first of these murders was committed by a white supremacist, the second by an opponent of Planned Parenthood and the third by two jihad terrorists.

Furthermore, hunters and marksmen do not need these especially dangerous weapons to participate robustly in those sports.

Cabela's shareholders, the owners of the Company, should easily conclude that Cabela's sale of high-capacity handguns and rifles worsens public safety and poses a clear danger to Cabela's reputation as a family destination store.

The risk that Cabela's will sell a high-capacity weapon to a terrorist is especially grave. A background check will not reveal whether the purchaser is a terrorist suspect on the "no-fly" list. Thus there is no way Cabela's can protect itself from the risk of selling high-capacity weapons to terrorists.

Also, current law does not provide Cabela's a way to protect itself from the risk that the high-capacity weapons it sells will fall into the hands of criminals or other unsuitable persons through the secondary market or by theft or because the purchaser (or a family member with access to the weapon) suffers from a dangerous mental illness that has not resulted in a judicial order of commitment. Most weapons used to commit crimes are obtained legally and locally.

For these reasons, shareholders are urged to vote FOR the proposal.

The Northern Trust Company

50 South LaSalle Street
Chicago, IL 60603
(312) 630-6000


Northern Trust

December 18, 2015

To whom it may concern:

As custodian and holder of record, The Northern Trust Company, a Depository Trust Company participant, hereby certifies that as of the date of this certification The Rector, Church-Wardens and Vestrymen of Trinity Church in the City of New York, the legal name of a religious corporation commonly referred to as Trinity Wall Street, is and has been the beneficial owner of at least two thousand dollars' worth of the shares of Cabela's, Inc. and has beneficially owned these shares continuously for more than one year prior to December 18, 2015.

Yours sincerely,

Frank Fauser
Vice President

NTAC:3NS-20